Exhibit 99.6

FIRST AMENDMENT

TO

AGREEMENT TO SELL AND ACQUIRE REAL ESTATE

AND JOINT ESCROW INSTRUCTIONS

THIS FIRST AMENDMENT TO AGREEMENT TO SELL AND ACQUIRE REAL ESTATE AND JOINT ESCROW INSTRUCTIONS (this “Amendment”) dated effective as of July 22, 2021 (the “Amendment Date”), is made by and among CEFF Camarillo Property, LLC, a Delaware limited liability company (“CEFF Camarillo Propco”), CEFF Camarillo Holdings, LLC, a Delaware limited liability company (“CEFF Parent,” and, together with CEFF Camarillo Propco, “Seller”), and GH CAMARILLO LLC, a Delaware limited liability company (“Purchaser”). Capitalized terms used but not defined herein shall have the meanings give to such terms in the Agreement (as defined below).

RECITALS

WHEREAS, Seller and Purchaser entered into that certain Agreement to Sell and Acquire Real Estate and Joint Escrow Instructions dated effective as of March 29, 2021 (the “Agreement”), on the premises set forth therein, whereby Seller has agreed to sell the Property to Purchaser, and Purchaser has agreed to purchase the Property from Seller;

WHEREAS, the Outside Date under the Agreement is July 23, 2021; and

WHEREAS, the Parties have agreed to extend the Outside Date, and accordingly, to amend the Agreement to provide for such extension in the manner set forth below.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.            Outside Date. Section 2.67 of the Agreement shall be amended by replacing “July 23, 2021” with “July 31, 2021”.

2.            Effect. In the event of any conflict between this Amendment and the Agreement, the terms of this Amendment shall control. The Agreement, as amended by this Amendment, shall be in full force and effect and constitutes the entire agreement between the Parties with respect to the transactions contemplated hereby and thereby.

3.            Benefit and Authority. This Amendment shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, and each Party warrants and represents to the other that it has due and lawful authority to execute this Amendment.

4.            Counterparts. This Amendment may be executed in any number of counterparts (which may be delivered by facsimile, electronic mail which attaches a portable document format (.pdf) document, or DocuSign), and each counterpart shall represent a fully executed original as if executed by all parties hereto, with all such counterparts together constituting but one and the same instrument.

1

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the Amendment Date.

SELLER:

CEFF CAMARILLO PROPERTY, LLC

By:	EqCEF I, LLC, its manager

	By:	/s/ Gavin Haladay
	Name:	Gavin Haladay
	Title:	Authorized Signatory

CEFF CAMARILLO HOLDINGS, LLC

By:	EqCEF I, LLC, its manager

	By:	/s/ Gavin Haladay
	Name:	Gavin Haladay
	Title:	Authorized Signatory

PURCHASER:

GH CAMARILLO LLC

By:	/s/ Kyle D. Kazan
Name:	Kyle D. Kazan
Title:	Authorized Signatory

SECOND AMENDMENT TO AGREEMENT TO SELL AND ACQUIRE
REAL ESTATE AND JOINT ESCROW INSTRUCTIONS

THIS SECOND AMENDMENT TO AGREEMENT TO SELL AND ACQUIRE REAL ESTATE AND JOINT ESCROW INSTRUCTIONS (this “Second Amendment”) is made effective as of July 30, 2021, by and among CEFF Camarillo Property, LLC, a Delaware limited liability company ("CEFF Camarillo Propco"), CEFF Camarillo Holdings, LLC, a Delaware limited liability company ("CEFF Parent," and, together with CEFF Camarillo Propco, "Seller"), and GH CAMARILLO LLC, a Delaware limited liability company ("Purchaser"). CEFF Camarillo Propco, CEFF Parent and Purchaser are collectively referred to herein as the “Parties” and, individually, each a “Party”).

RECITALS

A.          The Parties have entered into that certain Agreement to Sell and Acquire Real Estate and Joint Escrow Instructions made effective as of March 29, 2021, as amended by a First Amendment to Agreement to Sell and Acquire Real Estate and Joint Escrow Instructions made effective as of July 22, 2021 (as so amended, the “Purchase Agreement”), pursuant to which Purchaser has agreed to purchase from Seller, and Seller has agreed to sell to Purchaser, the Property on the premises set forth therein. All initially capitalized terms used herein without definition shall have the meaning ascribed to such terms in the Purchase Agreement.

B.           The Parties desire to amend the Purchase Agreement to, among other things, further extend the Outside Date, in the manner and on the terms set forth below.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing Recitals and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby acknowledge and agree as follows:

1.             Outside Date. Section 2.67 of the Purchase Agreement is deleted in its entirety and replaced by the following:

“2.67 “Outside Date” shall mean the date that is two (2) Business Days after the date that Seller shall have caused all noncompliance items that form the basis of any Notice of Violation to be fixed and cured in accordance with Applicable Law and the requirements of applicable Governmental Authorities, all at Seller’s sole cost and expense.”

2.            Purchase Price. Section 5.1 of the Purchase Agreement is deleted in its entirety and replaced by the following:

“5.1 Upon the closing of the transaction contemplated by this Agreement (the “Closing”) with respect to the Property (the “Transaction”), the aggregate purchase price (“Purchase Price”) payable by Purchaser for the Property shall be ONE HUNDRED EIGHTEEN MILLION NINE HUNDRED TWO THOUSAND EIGHT HUNDRED EIGHTY EIGHT AND 00/100 DOLLARS ($118,902,888.00). The Purchase Price due from Purchaser at Closing (after crediting the Deposit and after application of prorations and adjustments provided for in this Agreement) shall be delivered by Purchaser to Escrow Holder, as follows:

(i)	An amount equal to EIGHTY EIGHT MILLION AND 00/100 DOLLARS ($88,000,000.00) minus the Deposit (such amount being the “Cash Portion”) shall be delivered by wire transfer of immediately available federal funds no later than 3:00 p.m. Eastern Time/12:00 p.m. Pacific Time on the Closing Date, which amount shall be disbursed to Seller at Closing in accordance with applicable provisions of this Agreement; and

(ii)	In payment of the remaining portion of the Purchase Price (such portion is the “Deferred Purchase Price”), the Promissory Note and the Security Instrument, each executed by Purchaser, shall be delivered to Escrow Holder prior to or concurrently with the delivery to Escrow Holder of the Cash Portion. Upon the Closing: (x) the Promissory Note shall be deemed delivered to Seller; and (y)if the Purchaser elects to deliver the Escrow Agreement as the Security Instrument, then the Escrow Agreement shall be deemed effective provided that, no later than the Closing, Purchaser shall have delivered to Escrow Holder, by wire transfer of immediately available federal funds, an amount equal to the Deferred Purchase Price as contemplated by the Escrow Agreement, or if the Purchaser elects to execute the Seller Deed of Trust as the Security Instrument, then the Seller Deed of Trust shall be recorded with the County Recorder’s Office of the County of Ventura County, California. For the avoidance of doubt, if Purchaser executes the Seller Deed of Trust, then Purchaser shall have no obligation to execute the Escrow Agreement, and if Purchaser executes the Escrow Agreement, then Purchaser shall have no obligation to execute the Seller Deed of Trust.

2

3.            Promissory Note; Security Instrument and Seller Deed of Trust. For purposes of this Second Amendment:

(i)	“Promissory Note” means only one (1) of the following: (x) if Purchaser elects to deliver the Seller Deed of Trust as the Security Instrument, then that certain Convertible Promissory Note Secured by Deed of Trust in the form attached hereto as Exhibit A-1; or (y) if Purchaser elects to deliver the Escrow Agreement as the Security Instrument, then that certain Convertible Promissory Note in the form attached hereto as Exhibit A-2. The Promissory Note shall, among other things, evidence a loan to be made by Seller to Purchaser on the Closing, for the unpaid principal amount equal to the Purchase Price (after application of prorations and adjustments provided for in the Purchase Agreement) minus the Cash Portion payable under Section 2 of this Second Amendment, and on such other terms as set forth in such Promissory Note.

(ii)	“Security Instrument” means, at Purchaser’s election, (x) the Seller Deed of Trust, or (y) that certain Post-Closing Escrow Agreement in the form attached hereto as Exhibit B (the “Escrow Agreement”). In the event that Purchaser executes the Escrow Agreement as the Security Instrument, then prior to or concurrently with the Closing, Seller shall execute and deliver the Escrow Agreement, and Seller and Buyer shall jointly cause Escrow Holder to execute and deliver the Escrow Agreement.

(iii)	“Seller Deed of Trust” means that certain Deed of Trust, Security Agreement, Crop Filing and Fixture Filing with Assignment of Rents and Proceeds, Leases and Agreements substantially in the form attached hereto as Exhibit C with such changes as are reasonably acceptable to Seller and Purchaser, which shall secure Purchaser’s obligations under the Promissory Note and shall, for so long as any portion of the outstanding balance of the Promissory Note remains unpaid, encumber Purchaser’s interest in the Property as a first-priority lien, subject only to Permitted Exceptions (as defined in such Seller Deed of Trust).

4.            Counterparts. This Second Amendment may be executed in counterparts (which may be delivered by facsimile, electronic mail which attaches a portable document format (.pdf) document, or DocuSign), each of which shall be deemed an original and all of which together shall constitute one and the same instrument. The delivery of an electronic copy of the executed signature page of this Second Amendment, together with this Second Amendment, shall constitute the effective execution and delivery hereof.

3

5.            Benefit and Authority. This Second Amendment shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, and each Party warrants and represents to the other that it has due and lawful authority to execute this Second Amendment.

6.            Conflict; No Further Modification. In the event of any conflict between the terms of the Purchase Agreement and this Second Amendment, this Second Amendment shall prevail. Except as otherwise set forth in this Second Amendment, all of the terms and provisions of the Purchase Agreement, as amended, shall remain unmodified. The Purchase Agreement, as amended hereby, remains in full force and effect. No modification or amendment of this Second Amendment shall be binding upon the Parties unless the same is in writing and signed by the Parties.

The remainder of this page is intentionally left blank; the signature page follows this page.

4

IN WITNESS WHEREOF, the Parties have duly executed this Second Amendment as of the day and year first above written.

Seller:

CEFF Camarillo Property, LLC,
a Delaware limited liability company

By:	EqCEF I, LLC,
its manager

	By:	/s/ R. Thomas Amis
	Name:	R. Thomas Amis
	Title:	Principal

CEFF Camarillo Holdings, LLC,
a Delaware limited liability company

By:	EqCEF I, LLC,
its manager

	By:	/s/ R. Thomas Amis
	Name:	R. Thomas Amis
	Title:	Principal

Purchaser:

GH CAMARILLO LLC,
a Delaware limited liability company

By:	/s/ Kyle D. Kazan
Name:	Kyle D. Kazan
Title:	Authorized Signatory

[Signature Page to Second Amendment to PSA]

Exhibit A-1

Form of Promissory Note (For Deed of Trust)

(attached)

Redacted Version

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF ANY APPLICABLE STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE HOLDER SHOULD BE AWARE THAT IT MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

CONVERTIBLE PROMISSORY NOTE

SECURED BY DEED OF TRUST

Principal Amount: [$_____________]	Date of Issuance:[___________, 2021]

FOR VALUE RECEIVED, GH CAMARILLO LLC, a Delaware limited liability company (the “Company”), having a Taxpayer I.D. No. of [_________________], hereby promises to pay to the order of CEFF Camarillo Property, LLC, a Delaware limited liability company (“Holder”), the principal sum equal to the Principal Amount identified above together with interest thereon from the Date of Issuance (this “Note”). Interest hereunder will be simple interest, not compounded, and will accrue at eight percent (8%) per annum commencing on the Accrual Start Date (as defined below), but shall not otherwise be due and payable until the Maturity Date (as defined below). For the avoidance of doubt, if the Accrual Start Date does not occur prior to the Maturity Date, then it shall be deemed that no interest shall have accrued under this Note.

Unless earlier converted into Shares (as defined below) pursuant to the terms of this Note, the principal and all accrued and unpaid interest thereon will be due and payable in full by the Company on the date (the “Maturity Date”) that is the earlier to occur of:

(i)            the issuance by the State of California Department of Cannabis Control (“DCC”) of all licenses required under DCC regulations for commercial cultivation, nursery cultivation, processing and wholesale distribution of cannabis for at least one of the greenhouses that, as of the date hereof, are located on the Land; and

(ii)            December 31, 2021.

This Note is issued pursuant to the Purchase Agreement (as defined below) and the Deed of Trust (as defined below, which Deed of Trust, together with this Note, are collectively, the “Loan Documents”), and is subject to the provisions thereof. Capitalized terms without definition herein shall have the meanings ascribed in the Purchase Agreement. For purposes hereof:

(i)            “Accrual Start Date” shall mean the date on which the Entitlement Condition (as defined in the Purchase Agreement) shall have been fully satisfied;

(ii)            “Conversion Effective Date” shall mean either of the following: (a) the earliest date on which Holder is required to surrender the originally executed copy of this Note to the Company for cancellation, or (b) the date on which Holder shall have received the Amended Note (as defined below) in exchange for the surrender of the originally executed copy of this Note to the Company, in each case as required by Section 5.1 of this Note; and

(iii)           “Purchase Agreement” shall mean that certain Agreement to Sell and Acquire Real Estate and Joint Escrow Instructions made effective as of March 29, 2021, by and among Holder, CEFF Camarillo Holdings, LLC, a Delaware limited liability company, and Company, as amended by a First Amendment to Agreement to Sell and Acquire Real Estate and Joint Escrow Instructions made effective as of July 22, 2021, and a Second Amendment to Agreement to Sell and Acquire Real Estate and Joint Escrow Instructions made effective as of July 30, 2021, and as may be further amended. Notwithstanding anything in this Note or in any other Loan Document that may be construed to the contrary, the Purchase Agreement is not a Loan Document.

1.             Payment. All payments will be made in lawful money of the United States of America at the principal office of the Holder, or at such other place as Holder may from time to time designate in writing to the Company. Payment will be credited first to Costs (as defined below), if any, then to accrued interest due and payable and the remainder applied to principal. Prepayment of principal, together with accrued interest, may not be made without Holder’s written consent in its sole discretion and shall be subject to such other terms and conditions, if any, set forth in the Loan Documents. The Company hereby waives demand, notice, presentment, protest and notice of dishonor. “Costs” will collectively mean, for purposes of this Note, any loss, cost, liability and legal or other expense, including reasonable attorneys’ fees of Holder’s counsel, which Holder may directly or indirectly suffer or incur by reason of the failure of the Company to materially perform any of its obligations under the Loan Documents, any agreement executed in connection herewith or therewith, any grant of or exercise of remedies with respect to any collateral at any time securing any obligations evidenced by this Note, or any agreement executed in connection herewith.

2.             Prepayment. This Note may be pre-payable in full (but not in part) without premium or penalty upon the giving of thirty (30) days’ prior written notice by the Company to Holder only upon Holder’s written consent consistent with Section 1 above.

3.             Funding. Holder shall be deemed to have disbursed to the Company the Principal Amount upon execution and delivery of all Loan Documents, and as more particularly provided for under the Purchase Agreement.

4.             Security. This Note is secured by a Deed of Trust, Security Agreement, Crop Filing and Fixture Filing with Assignment of Rents and Proceeds, Leases and Agreements dated as of [_____________, 2021] executed by the Company, as trustor, for the benefit of Holder, as beneficiary (the “Deed of Trust”), encumbering certain real property located at 645 Laguna Road, Camarillo, California, as more particularly described in the Deed of Trust (the “Property”).

2

5.             Conversion of this Note.

5.1           Option to Convert. Subject to the remainder of the terms and conditions of this Section 5 of this Note, Holder shall have the right, at Holder’s sole option, at any time on or prior to the Maturity Date (the “Conversion Deadline”), to convert all or any portion of the outstanding principal amount of this Note and any accrued and unpaid interest thereon into certain authorized equity shares, as listed and traded on the NEO Exchange in Canada (the “Shares”), of GLASS HOUSE BRANDS INC., a British Columbia corporation (“GH Brands”), the corporate parent of MPB Acquisition Corp., a Nevada corporation, the sole holder of the authorized and issued common stock of GH Group, Inc., a Delaware corporation, the sole member of the Company. The number of Shares to be issued pursuant to this Section 5.1 (the “Conversion Shares”) shall be calculated by dividing (i) the outstanding Principal Amount plus all accrued and unpaid interest thereon (collectively, the “Outstanding Amount”) by (ii) a price of Ten and 00/100 Dollars (US$10.00) per Share, as adjusted pursuant to Section 5.3 below. Holder shall exercise, if at all, the right of conversion by giving written notice to GH Brands at the address set forth below, which written notice shall specify the amount of the Outstanding Amount to be converted into Shares (the “Conversion Election Notice”). If the Conversion Election Notice is for the entire Outstanding Amount, then with the submission of the Conversion Election Notice Holder shall surrender the originally executed copy of this Note to the Company (stamped “cancelled”) at its principal office (or such other office of GH Brands as GH Brands may designate by notice in writing to Holder). If the Conversion Election Notice is for less than the entire Outstanding Amount, then this Note shall be amended and restated to reflect same (the “Amended Note”), and such Amended Note shall be issued to Holder in exchange for Holder’s surrender of the original executed copy of this Note (stamped “cancelled”) to the Company.

5.2           Intentionally Omitted.

5.3           Adjustments Upon Capitalization and Corporate Changes.

(a)           If at any time prior to the Maturity Date (or the date that all or any portion of the Outstanding Amount under this Note is otherwise converted or paid in full), any of the outstanding Shares are changed into, or exchanged for, a different number or kind of securities of GH Brands through amalgamation, merger, business combination, recapitalization or reclassification, or other reorganization, or if the number of such outstanding Shares is changed through a split, reverse split, or similar capital adjustment, an appropriate adjustment will be made by the Board of Directors of GH Brands (the “Board”), if necessary, in the number or kind of securities into which this Note is convertible, and the conversion price in Section 5.1(ii) so that Holder will be entitled to the same number and kind of securities or interests in GH Brands as if Holder had converted such portion of this Note immediately prior to such event. In making such adjustments, or in determining that no such adjustments are necessary, the Board may rely upon the advice of counsel, the accountants to GH Brands, the representatives of the NEO exchange.

(b)           If GH Brands undertakes any: (w) amalgamation, merger, business combination, recapitalization or reclassification, split, reverse split, consolidation, reorganization or other capital adjustment, or any other action described in Section 5.3(a), (x) grant of rights or warrants to subscribe for additional Shares, (y) a dividend, distribution, reclassification (other than as described in Section 5.3(a), or a sale of all or substantially all of the assets involving GH Brands, or (z) a tender offer or exchange for all or a portion of the outstanding Shares of GH Brands, then at least 30 days prior to the applicable record, effective or expiration date of any such action or event, GH Brands shall provide a written notice describing in reasonable detail the action or event so that Holder may elect to convert all or a portion of this Note which notice shall include, without limitation, applicable record, effective or expiration date, a description of the action or event, the effect on the number of Conversion Shares and the price per Conversion Share thereof and any other material terms. In the event the requirements of this Section 5.3(b) are not complied with, GH Brands shall forthwith either (i) cause such event or action to be postponed until such time as the requirements of this Section 5.3(b) have been complied with or (ii) cancel such event or action.

3

5.4           Issuance of Certificates: Time Conversion Effected. Promptly after GH Brands’ receipt of the Conversion Election Notice, GH Brands shall issue and deliver, or cause to be issued and delivered, to Holder, a Direct Registration Statement recorded on the shareholder register for GH Brands for the number of Conversion Shares issuable upon the conversion of all or any portion of this Note. The conversion shall be deemed effective as of the Conversion Effective Date. As of the Conversion Effective Date, Holder’s rights under this Note shall cease, and Holder shall be deemed to have become the holder of record of the Conversion Shares upon conversion pursuant to the conversion formula set forth in Section 5.1.

6.             Covenants. The following covenants and obligations by GH Brands and/or the Company (unless otherwise waived by Holder) shall be fully satisfied for so long as any amounts are due and payable under this Note:

6.1           Compliance With Laws, etc. Except for the Controlled Substances Act of 1970 (21 U.S.C. § 801 et. seq.) (the “CSA”) (but specifically excluding any current or pending regulatory enforcement actions under the CSA against GH Brands or the Company, of which there are none as of the Date of Issuance) or as otherwise disclosed to Holder in writing, and which is approved by Holder in writing, GH Brands and/or the Company shall do or cause to be done all things necessary to preserve, renew and keep in full force and effect its respective existence, rights, licenses, permits and franchises and comply with all Canadian and U.S. laws, rules, statutes, regulations, and ordinances applicable to GH Brands, the Company and the Property, in all material respects, including, without limitation, the Medicinal and Adult-Use Cannabis Regulatory Safety Act, and any published regulations or guidelines with respect thereto.

6.2           Access to Property. The Company shall permit agents, representatives and employees of Holder to inspect the Property or any part thereof at reasonable hours upon reasonable advance written notice, which may include 24-hour notice by e-mail, and otherwise subject to the rights of tenants of the Property.

6.3           Litigation. The Company shall give prompt notice to Holder of any material litigation or governmental proceedings pending or threatened in writing with respect to the Property.

6.4           Prohibited Actions. For so long as this Note is outstanding, the Company shall not: (a) issue any indebtedness that is senior in lien priority to the Note; (b) sell, transfer or convey the Property; (c) lease the Property other than as contemplated by the Purchase Agreement or except to the extent reasonably approved by Holder in writing; (d) grant, incur, create or suffer to exist any lien or encumbrance on the Property except for the Permitted Exceptions or except to the extent reasonably approved by Holder in writing; or (e) permit or suffer any amendment or modification to any Company charter documents or GH Brands constituent documents to the extent such amendment or amendments could reasonably be expected to adversely affect Holder’s exercise of its rights under the Loan Documents.

6.5           Financial Statements. Not later than sixty (60) days after the end of each quarterly period of each fiscal year of Company (each, a “Fiscal Quarter”), Company shall deliver to Holder a copy of the unaudited consolidated balance sheet of Company as at the end of such quarter, certified by an officer of Company (and such certificate shall provide that such financial statements present fairly in all material respects the financial condition of Company as of the date thereof and that the balance sheet has been prepared in conformity with GAAP applied on a consistent basis, subject to normal year-end adjustments). For the avoidance of doubt, with respect to the first such balance sheet required to be delivered pursuant to this Section 6.5, Company may deliver the same to Holder no later than the date that is sixty (60) days after the end of the Fiscal Quarter in which the Closing occurs.

4

6.6           Indemnity. GH Brands and the Company agree to jointly and severally indemnify and hold harmless Holder and each of its members, partners, shareholders, director(s), manager(s), officers, employees, agents, representatives, affiliates and assigns (collectively, the “Indemnitees”) from and against any and all claims, damages, losses, liabilities, costs and expenses (including, without limitation, reasonable fees and disbursements of counsel) (collectively, “Losses”) which may be incurred by or asserted against the Indemnitees, whether among the parties or involving a third party, related to, in connection with or arising out of (a) GH Brands’ or the Company’s business operations, including, without limitation, the purpose for which the Company applies the Note proceeds; (b) any investigation, subpoena, litigation or proceeding related to or arising out of the Loan Documents or in connection herewith or any transaction contemplated hereby or thereby, including, without limitation, any assertion that GH Brands, the Company or Holder is in violation of U.S. federal laws regulating the use, facilitation, distribution or trafficking of controlled substances; (c) GH Brands’ and/or the Company’s failure to perform its obligations under the Loan Documents; and/or (d) any material failure at any time of any of the Company’s representations or warranties set forth in the Loan Documents to be true and correct. The obligations of GH Brands and the Company under this Section 6.5 shall survive the payment in full or cancellation of this Note or waiver of Holder’s rights under this Note.

7.            Representations and Warranties. To induce Holder to make the loan under this Note, Company hereby represents and warrants that the following statements are true and correct as of Date of Issuance and will remain true and correct at all times until the Maturity Date:

7.1          Company is a limited liability company duly organized and validly existing in full force and effect under the laws of the State of Delaware and it has the power and authority to own and operate its assets and to conduct its business as is now done.

7.2          Each of Company and GH Brands has the full power and authority to enter into the Loan Documents and the transactions contemplated therein and has been duly authorized to do so by appropriate action, and this Note and the other Loan Documents, when executed and delivered by Company and GH Brands, will constitute the legal, valid and binding obligations of Company and GH Brands enforceable in accordance with their terms.

7.3           There does not now exist any default or violation by Company or GH Brands, of or under any of the terms, conditions or obligations of: (i) its organizational documents; (ii) any permit, contract, agreement, or other instrument to which it is a party or by which it is bound; or (iii) any law, regulation, ruling, order, injunction, decree, condition or other requirement applicable to or imposed upon it by any law or by any governmental authority, court or agency, which in the case of clauses (ii) and (iii) could reasonably be expected to result in a material adverse change in the financial condition, business, property or assets of Company or GH Brands and could reasonably be expected to materially adversely affect the ability of Company and GH Brands to perform their respective obligations under this Note; and the consummation of this Note and the other Loan Document and of the transactions set forth herein and therein will not result in any such default or violation.

5

8.             Defaults and Remedies.

8.1           Events of Default. Each of the following events will be considered an “Event of Default” with respect to this Note:

(a)           The Company fails to make any payment of any amount of principal, interest or other amounts when and as due and payable under this Note and such failure remains uncured as of the date that is ten (10) calendar days after the date that such payment is due;

(b)           Company shall (i) make a general assignment for the benefit of creditors, (ii) have a petition initiating any proceeding for bankruptcy filed by or against it and such petition, application or proceeding continues undismissed, or unstayed and in effect, for a period of one hundred twenty (120) days after the institution thereof, (iii) have a receiver, trustee, or custodian appointed for all or any material part of its assets, or (iv) seek to make an adjustment, settlement or extension of its debts with its creditors generally;

(c)           A proceeding being filed by or commenced against Company for dissolution or liquidation, or Company voluntarily or involuntarily terminating or dissolving or being terminated or dissolved;

(d)           Any representation or warranty made by Company or GH Brands in any Loan Document is false or erroneous in any material respect and such false representation or warranty remains unremedied for a period of thirty (30) or more days; provided, however, that Holder shall extend the 30-day period to one hundred twenty (120) days if Holder determines in it reasonable discretion that such falsity or error cannot be cured within the 30-day period but can be cured within one hundred twenty (120) days;

(e)            The failure of Company of GH Brands to observe or perform, in any material respect, any covenant or other agreement contained in any Loan Document and such failure shall continue unremedied for a period of thirty (30) or more days; provided, however, that Holder shall extend the 30-day period to one hundred twenty (120) days if Holder determines in it reasonable discretion that such failure cannot be cured within the 30-day period but can be cured within one hundred twenty (120) days; or

(f)            The occurrence of any other event that constitutes an “Event of Default” (as defined in the Deed of Trust), taking into account all applicable grace, notice and cure periods provided under any one or more of the Loan Documents.

8.2           Remedies; Default Interest. Upon the occurrence of an Event of Default under Section 7.1 hereof, at the option and upon the declaration of Holder, the entire outstanding principal balance and accrued and unpaid interest thereon will, without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived, be forthwith due and payable, and Holder may, immediately and without expiration of any period of grace, enforce payment of all amounts due and owing under this Note and exercise any and all other remedies granted to it at law, in equity or otherwise under the Loan Documents, including, without limitation, foreclosure of the Deed of Trust. Further, so long as an Event of Default remains uncured, interest shall accrue on the outstanding principal balance at a non-compounding rate per annum equal to fifteen percent (15%).

9.             Use of Proceeds. Each of Holder and the Company agrees that (a) the sole purpose for the Note proceeds is for business and investment purposes (and not for personal, family or household purposes), and (b) none of such proceeds will be used to acquire (or refinance the acquisition price of) real property or personal property which was or is to be used as a primary residence.

6

10.            Maximum Interest. Notwithstanding anything to the contrary herein, the total liability for payments in the nature of interest shall not exceed the applicable limits imposed by any applicable state or federal interest rate or usury laws. If any payments in the nature of interest, additional interest, and other charges made hereunder are held to be in excess of the applicable limits imposed by any applicable state or federal laws, it is agreed that any such amount held to be in excess shall be considered payment of principal and the principal balance shall be reduced by such amount in the inverse order of maturity so that the total liability for payments in the nature of interest, additional interest and other charges shall not exceed the applicable limits imposed by any applicable state or federal interest rate or usury laws in compliance with the desires of Holder and Borrower.

11.           Acknowledgement Regarding California Civil Code Section 2889. Holder is hereby advised of California Civil Code Section 2906 which generally provides that an option granted to a secured party by a debtor to acquire an interest in real property collateral takes priority as of its recording and is effective according to its terms if the right to exercise the option is not dependent upon the occurrence of a default with respect to the security agreement and, where the real property which is the subject of the option is other than residential real property containing four or fewer units, shall not be deemed invalid or ineffective on the basis that the secured party has impaired the debtor's equity of redemption in violation of common law or California Civil Code Section 2889. Holder acknowledges that the conversion option given to Holder pursuant to Section 5.1 above is not dependent on the existence of an Event of Default. Holder has had an opportunity to review and consult with counsel of its choosing regarding California Civil Code Sections 2889 and 2906 and any published authorities thereunder, and assumes any attendant risks related to the conversion of all or any portion of this Note to Shares.

12.           Miscellaneous.

12.1         Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Note will inure to the benefit of and be binding upon the respective successors and assigns of the parties; provided, however that the no party may assign its obligations or rights, as applicable, under this Note without the written consent of the other parties. Nothing in this Note, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Note, except as expressly provided in this Note.

12.2         Governing Law. This Note will be governed by and construed under the laws of the United States of America, State of California, without reference to California’s principles of conflict of laws or choice of laws.

12.3         Counterparts. This Note may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

12.4         Notices. Any notice required or permitted under this Note shall be given in writing in accordance with Section 15.5 of the Purchase Agreement.

12.5         Headings; Interpretation. In this Note, (i) the meaning of defined terms will be equally applicable to both the singular and plural forms of the terms defined; (ii) the captions and headings are used only for convenience and are not to be considered in construing or interpreting this Note; and (iii) the words “including,” “includes” and “include” will be deemed to be followed by the words “without limitation”. All references in this Note to sections, paragraphs, exhibits and schedules will, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

7

12.6        Amendments and Waivers. Each party may specifically and expressly waive in writing any portion of this Note or any breach thereof, but no such waiver shall constitute a further or continuing waiver of any preceding or succeeding breach of the same or any other provisions. Any term of this Note may be amended only with the written consent of GH Brands, the Company and Holder. Any amendment effected in accordance with this Section 11.6 will be binding upon Holder, GH Brands, the Company, and any other person claiming a right under this Note.

12.7         Severability. If one or more provisions of this Note are held to be unenforceable under applicable law, such provision will be excluded from this Note and the balance of the Note will be interpreted as if such provision were so excluded and will be enforceable in accordance with its terms.

12.8         Entire Agreement. This Note, the Purchase Agreement, and the Deed of Trust, together with all exhibits and schedules hereto, constitute the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede, merge, and void any and all prior negotiations, correspondence, agreements, understandings duties or obligations between the parties with respect to such subject matter.

12.9         Exculpation of Holder. GH Brands and the Company agree that neither Holder nor the respective controlling persons, officers, directors, managers, partners, members, agents or employees of Holder will be liable for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with this Note and any Conversion Shares issued upon conversion thereof.

12.10       Loss of Note. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note and, in the case of any such loss, theft or destruction, receipt of an indemnity agreement reasonably satisfactory to the Company, provided that the Holder shall not be required to provide an indemnity bond or, in the case of mutilation, upon surrender and cancellation of this Note, the Company will execute and deliver in lieu thereof a new Note having the same terms as contained in the lost, stolen, destroyed or mutilated Note.

12.11       Confidentiality. The parties shall not disclose or make public any information whatsoever concerning the Loan Documents, all of which shall be strictly confidential save where disclosure is required to enforce this Agreement or if required by law or by a regulatory or tax authority having jurisdiction over the transaction contemplated by this Note; provided that the parties may disclose as necessary to such parties’ affiliates and advisors on a need-to-know basis.

[Signature page follows.]

8

Redacted Version

IN WITNESS WHEREOF, the undersigned has caused this Note to be issued as of the date first written above.

COMPANY:		HOLDER:

GH CAMARILLO LLC,		CEFF Camarillo Property, LLC,
a Delaware limited liability company		a Delaware limited liability company]

By:		By:	EqCEF I, LLC, its manager
Name:	Kyle D. Kazan
Title:	Authorized Signatory		By:
			Name:	R. Thomas Amis
EIN:	_________________________________		Title:	Principal

GH Brands hereby executes this Note for the
purpose of being bound by the provisions of
Sections 5 and 6.5 of this Note:

GH BRANDS:

GLASS HOUSE BRANDS INC.,
a British Columbia corporation

By:
Name:	Kyle D. Kazan
Title:	Chairman and Chief Executive Officer

Address:
3645 Long Beach Boulevard
Long Beach, CA 90807
Email: [Redaction]

Signature Page to Convertible Promissory Note

Exhibit A-2

Form of Promissory Note (For Escrow Agreement)

(attached)

REDACTED VERSION

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF ANY APPLICABLE STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE HOLDER SHOULD BE AWARE THAT IT MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

CONVERTIBLE PROMISSORY NOTE

Principal Amount: [$_____________]      Date of Issuance:[___________, 2021]

FOR VALUE RECEIVED, GH CAMARILLO LLC, a Delaware limited liability company (the “Company”), having a Taxpayer I.D. No. of [_________________], hereby promises to pay to the order of CEFF Camarillo Property, LLC, a Delaware limited liability company (“Holder”), the principal sum equal to the Principal Amount identified above together with interest thereon from the Date of Issuance (this “Note”). Interest hereunder will be simple interest, not compounded, and will accrue at eight percent (8%) per annum commencing on the Accrual Start Date (as defined below), but shall not otherwise be due and payable until the Maturity Date (as defined below). For the avoidance of doubt, if the Accrual Start Date does not occur prior to the Maturity Date, then it shall be deemed that no interest shall have accrued under this Note.

Unless earlier converted into Shares (as defined below) pursuant to the terms of this Note, the principal and all accrued and unpaid interest thereon will be due and payable in full by the Company on the date (the “Maturity Date”) that is the earlier to occur of:

(i)             the issuance by the State of California Department of Cannabis Control (“DCC”) of all licenses required under DCC regulations for commercial cultivation, nursery cultivation, processing and wholesale distribution of cannabis for at least one of the greenhouses that, as of the date hereof, are located on the Land; and

(ii)             December 31, 2021.

This Note is issued pursuant to the Purchase Agreement (as defined below) and in connection with the Escrow Agreement (as defined below, which Escrow Agreement, together with this Note, are collectively, the “Loan Documents”), and is subject to the provisions thereof. Capitalized terms without definition herein shall have the meanings ascribed in the Purchase Agreement. For purposes hereof:

(i)             “Accrual Start Date” shall mean the date on which the Entitlement Condition (as defined in the Purchase Agreement) shall have been fully satisfied;

(ii)           “Conversion Effective Date” shall mean either of the following: (a) the earliest date on which Holder is required to surrender the originally executed copy of this Note to the Company for cancellation, or (b) the date on which Holder shall have received the Amended Note (as defined below) in exchange for the surrender of the originally executed copy of this Note to the Company, in each case as required by Section 5.1 of this Note; and

(iii)           “Purchase Agreement” shall mean that certain Agreement to Sell and Acquire Real Estate and Joint Escrow Instructions made effective as of March 29, 2021, by and among Holder, CEFF Camarillo Holdings, LLC, a Delaware limited liability company, and Company, as amended by a First Amendment to Agreement to Sell and Acquire Real Estate and Joint Escrow Instructions made effective as of July 22, 2021, and a Second Amendment to Agreement to Sell and Acquire Real Estate and Joint Escrow Instructions made effective as of July 30, 2021, and as may be further amended. Notwithstanding anything in this Note or in any other Loan Document that may be construed to the contrary, the Purchase Agreement is not a Loan Document.

1.              Payment. All payments will be made in lawful money of the United States of America at the principal office of the Holder, or at such other place as Holder may from time to time designate in writing to the Company. Payment will be credited first to Costs (as defined below), if any, then to accrued interest due and payable and the remainder applied to principal. Prepayment of principal, together with accrued interest, may not be made without Holder’s written consent in its sole discretion and shall be subject to such other terms and conditions, if any, set forth in the Loan Documents. The Company hereby waives demand, notice, presentment, protest and notice of dishonor. “Costs” will collectively mean, for purposes of this Note, any loss, cost, liability and legal or other expense, including reasonable attorneys’ fees of Holder’s counsel, which Holder may directly or indirectly suffer or incur by reason of the failure of the Company to materially perform any of its obligations under the Loan Documents, any agreement executed in connection herewith or therewith, any grant of or exercise of remedies with respect to any collateral at any time securing any obligations evidenced by this Note, or any agreement executed in connection herewith.

2.              Prepayment. This Note may be pre-payable in full (but not in part) without premium or penalty upon the giving of thirty (30) days’ prior written notice by the Company to Holder only upon Holder’s written consent consistent with Section 1 above.

3.              Funding. Holder shall be deemed to have disbursed to the Company the Principal Amount upon execution and delivery of all Loan Documents, and as more particularly provided for under the Purchase Agreement.

4.             Security. To provide security for the Company’s obligations under this Note, the Company, Holder, CEFF Camarillo Holdings, LLC, a Delaware limited liability company, and [Redaction], have entered into that certain Post-Closing Escrow Agreement of even date herewith (the “Escrow Agreement”).

5.	Conversion of this Note.

5.1          Option to Convert. Subject to the remainder of the terms and conditions of this Section 5 of this Note, Holder shall have the right, at Holder’s sole option, at any time on or prior to the Maturity Date (the “Conversion Deadline”), to convert all or any portion of the outstanding principal amount of this Note and any accrued and unpaid interest thereon into certain authorized equity shares, as listed and traded on the NEO Exchange in Canada (the “Shares”), of GLASS HOUSE BRANDS INC., a British Columbia corporation (“GH Brands”), the corporate parent of MPB Acquisition Corp., a Nevada corporation, the sole holder of the authorized and issued common stock of GH Group, Inc., a Delaware corporation, the sole member of the Company. The number of Shares to be issued pursuant to this Section 5.1 (the “Conversion Shares”) shall be calculated by dividing (i) the outstanding Principal Amount plus all accrued and unpaid interest thereon (collectively, the “Outstanding Amount”) by (ii) a price of Ten and 00/100 Dollars (US$10.00) per Share, as adjusted pursuant to Section 5.3 below. Holder shall exercise, if at all, the right of conversion by giving written notice to GH Brands at the address set forth below, which written notice shall specify the amount of the Outstanding Amount to be converted into Shares (the “Conversion Election Notice”). If the Conversion Election Notice is for the entire Outstanding Amount, then with the submission of the Conversion Election Notice Holder shall surrender the originally executed copy of this Note to the Company (stamped “cancelled”) at its principal office (or such other office of GH Brands as GH Brands may designate by notice in writing to Holder). If the Conversion Election Notice is for less than the entire Outstanding Amount, then this Note shall be amended and restated to reflect same (the “Amended Note”), and such Amended Note shall be issued to Holder in exchange for Holder’s surrender of the original executed copy of this Note (stamped “cancelled”) to the Company.

5.2	Intentionally Omitted.

5.3	Adjustments Upon Capitalization and Corporate Changes.

(a)          If at any time prior to the Maturity Date (or the date that all or any portion of the Outstanding Amount under this Note is otherwise converted or paid in full), any of the outstanding Shares are changed into, or exchanged for, a different number or kind of securities of GH Brands through amalgamation, merger, business combination, recapitalization or reclassification, or other reorganization, or if the number of such outstanding Shares is changed through a split, reverse split, or similar capital adjustment, an appropriate adjustment will be made by the Board of Directors of GH Brands (the “Board”), if necessary, in the number or kind of securities into which this Note is convertible, and the conversion price in Section 5.1(ii) so that Holder will be entitled to the same number and kind of securities or interests in GH Brands as if Holder had converted such portion of this Note immediately prior to such event. In making such adjustments, or in determining that no such adjustments are necessary, the Board may rely upon the advice of counsel, the accountants to GH Brands, the representatives of the NEO exchange.

(b)         If GH Brands undertakes any: (w) amalgamation, merger, business combination, recapitalization or reclassification, split, reverse split, consolidation, reorganization or other capital adjustment, or any other action described in Section 5.3(a), (x) grant of rights or warrants to subscribe for additional Shares, (y) a dividend, distribution, reclassification (other than as described in Section 5.3(a), or a sale of all or substantially all of the assets involving GH Brands, or (z) a tender offer or exchange for all or a portion of the outstanding Shares of GH Brands, then at least 30 days prior to the applicable record, effective or expiration date of any such action or event, GH Brands shall provide a written notice describing in reasonable detail the action or event so that Holder may elect to convert all or a portion of this Note which notice shall include, without limitation, applicable record, effective or expiration date, a description of the action or event, the effect on the number of Conversion Shares and the price per Conversion Share thereof and any other material terms. In the event the requirements of this Section 5.3(b) are not complied with, GH Brands shall forthwith either (i) cause such event or action to be postponed until such time as the requirements of this Section 5.3(b) have been complied with or (ii) cancel such event or action.

5.4           Issuance of Certificates: Time Conversion Effected. Promptly after GH Brands’ receipt of the Conversion Election Notice, GH Brands shall issue and deliver, or cause to be issued and delivered, to Holder, a Direct Registration Statement recorded on the shareholder register for GH Brands for the number of Conversion Shares issuable upon the conversion of all or any portion of this Note. The conversion shall be deemed effective as of the Conversion Effective Date. As of the Conversion Effective Date, Holder’s rights under this Note shall cease, and Holder shall be deemed to have become the holder of record of the Conversion Shares upon conversion pursuant to the conversion formula set forth in Section 5.1.

6.            Covenants. The following covenants and obligations by GH Brands and/or the Company (unless otherwise waived by Holder) shall be fully satisfied for so long as any amounts are due and payable under this Note:

6.1           Compliance With Laws, etc. Except for the Controlled Substances Act of 1970 (21 U.S.C. § 801 et. seq.) (the “CSA”) (but specifically excluding any current or pending regulatory enforcement actions under the CSA against GH Brands or the Company, of which there are none as of the Date of Issuance) or as otherwise disclosed to Holder in writing, and which is approved by Holder in writing, GH Brands and/or the Company shall do or cause to be done all things necessary to preserve, renew and keep in full force and effect its respective existence, rights, licenses, permits and franchises and comply with all Canadian and U.S. laws, rules, statutes, regulations, and ordinances applicable to GH Brands and the Company, in all material respects, including, without limitation, the Medicinal and Adult-Use Cannabis Regulatory Safety Act, and any published regulations or guidelines with respect thereto.

6.2           Intentionally Omitted.

6.3           Intentionally Omitted.

6.4           Intentionally Omitted.

6.5           Financial Statements. Not later than sixty (60) days after the end of each quarterly period of each fiscal year of Company (each, a “Fiscal Quarter”), Company shall deliver to Holder a copy of the unaudited consolidated balance sheet of Company as at the end of such quarter, certified by an officer of Company (and such certificate shall provide that such financial statements present fairly in all material respects the financial condition of Company as of the date thereof and that the balance sheet has been prepared in conformity with GAAP applied on a consistent basis, subject to normal year-end adjustments). For the avoidance of doubt, with respect to the first such balance sheet required to be delivered pursuant to this Section 6.5, Company may deliver the same to Holder no later than the date that is sixty (60) days after the end of the Fiscal Quarter in which the Closing occurs.

6.6           Indemnity. GH Brands and the Company agree to jointly and severally indemnify and hold harmless Holder and each of its members, partners, shareholders, director(s), manager(s), officers, employees, agents, representatives, affiliates and assigns (collectively, the “Indemnitees”) from and against any and all claims, damages, losses, liabilities, costs and expenses (including, without limitation, reasonable fees and disbursements of counsel) (collectively, “Losses”) which may be incurred by or asserted against the Indemnitees, whether among the parties or involving a third party, related to, in connection with or arising out of (a) GH Brands’ or the Company’s business operations, including, without limitation, the purpose for which the Company applies the Note proceeds; (b) any investigation, subpoena, litigation or proceeding related to or arising out of the Loan Documents or in connection herewith or any transaction contemplated hereby or thereby, including, without limitation, any assertion that GH Brands, the Company or Holder is in violation of U.S. federal laws regulating the use, facilitation, distribution or trafficking of controlled substances; (c) GH Brands’ and/or the Company’s failure to perform its obligations under the Loan Documents; and/or (d) any material failure at any time of any of the Company’s representations or warranties set forth in the Loan Documents to be true and correct. The obligations of GH Brands and the Company under this Section 6.5 shall survive the payment in full or cancellation of this Note or waiver of Holder’s rights under this Note.

7.             Representations and Warranties. To induce Holder to make the loan under this Note, Company hereby represents and warrants that the following statements are true and correct as of Date of Issuance and will remain true and correct at all times until the Maturity Date:

7.1          Company is a limited liability company duly organized and validly existing in full force and effect under the laws of the State of Delaware and it has the power and authority to own and operate its assets and to conduct its business as is now done.

7.2          Each of Company and GH Brands has the full power and authority to enter into the Loan Documents and the transactions contemplated therein and has been duly authorized to do so by appropriate action, and this Note and the other Loan Documents, when executed and delivered by Company and GH Brands, will constitute the legal, valid and binding obligations of Company and GH Brands enforceable in accordance with their terms.

7.3          There does not now exist any default or violation by Company or GH Brands, of or under any of the terms, conditions or obligations of: (i) its organizational documents; (ii) any permit, contract, agreement, or other instrument to which it is a party or by which it is bound; or (iii) any law, regulation, ruling, order, injunction, decree, condition or other requirement applicable to or imposed upon it by any law or by any governmental authority, court or agency, which in the case of clauses (ii) and (iii) could reasonably be expected to result in a material adverse change in the financial condition, business, property or assets of Company or GH Brands and could reasonably be expected to materially adversely affect the ability of Company and GH Brands to perform their respective obligations under this Note; and the consummation of this Note and the other Loan Document and of the transactions set forth herein and therein will not result in any such default or violation.

8.             Defaults and Remedies.

8.1           Events of Default. Each of the following events will be considered an “Event of Default” with respect to this Note:

(a)         The Company fails to make any payment of any amount of principal, interest or other amounts when and as due and payable under this Note and such failure remains uncured as of the date that is ten (10) calendar days after the date that such payment is due;

(b)          Company shall (i) make a general assignment for the benefit of creditors, (ii) have a petition initiating any proceeding for bankruptcy filed by or against it and such petition, application or proceeding continues undismissed, or unstayed and in effect, for a period of one hundred twenty (120) days after the institution thereof, (iii) have a receiver, trustee, or custodian appointed for all or any material part of its assets, or (iv) seek to make an adjustment, settlement or extension of its debts with its creditors generally;

5

(c)          A proceeding being filed by or commenced against Company for dissolution or liquidation, or Company voluntarily or involuntarily terminating or dissolving or being terminated or dissolved;

(d)         Any representation or warranty made by Company or GH Brands in any Loan Document is false or erroneous in any material respect and such false representation or warranty remains unremedied for a period of thirty (30) or more days; provided, however, that Holder shall extend the 30-day period to one hundred twenty (120) days if Holder determines in it reasonable discretion that such falsity or error cannot be cured within the 30-day period but can be cured within one hundred twenty (120) days; or

(e)         The failure of Company of GH Brands to observe or perform, in any material respect, any covenant or other agreement contained in any Loan Document and such failure shall continue unremedied for a period of thirty (30) or more days; provided, however, that Holder shall extend the 30-day period to one hundred twenty (120) days if Holder determines in it reasonable discretion that such failure cannot be cured within the 30-day period but can be cured within one hundred twenty (120) days.

8.2          Remedies; Default Interest. Upon the occurrence of an Event of Default under Section 7.1 hereof, at the option and upon the declaration of Holder, the entire outstanding principal balance and accrued and unpaid interest thereon will, without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived, be forthwith due and payable, and Holder may, immediately and without expiration of any period of grace, enforce payment of all amounts due and owing under this Note and exercise any and all other remedies granted to it at law, in equity or otherwise under the Loan Documents. Further, so long as an Event of Default remains uncured, interest shall accrue on the outstanding principal balance at a non-compounding rate per annum equal to fifteen percent (15%).

9.              Use of Proceeds. Each of Holder and the Company agrees that (a) the sole purpose for the Note proceeds is for business and investment purposes (and not for personal, family or household purposes), and (b) none of such proceeds will be used to acquire (or refinance the acquisition price of) real property or personal property which was or is to be used as a primary residence.

10.           Maximum Interest. Notwithstanding anything to the contrary herein, the total liability for payments in the nature of interest shall not exceed the applicable limits imposed by any applicable state or federal interest rate or usury laws. If any payments in the nature of interest, additional interest, and other charges made hereunder are held to be in excess of the applicable limits imposed by any applicable state or federal laws, it is agreed that any such amount held to be in excess shall be considered payment of principal and the principal balance shall be reduced by such amount in the inverse order of maturity so that the total liability for payments in the nature of interest, additional interest and other charges shall not exceed the applicable limits imposed by any applicable state or federal interest rate or usury laws in compliance with the desires of Holder and Borrower.

11.           Acknowledgement Regarding California Civil Code Section 2889. Holder is hereby advised of California Civil Code Section 2906 which generally provides that an option granted to a secured party by a debtor to acquire an interest in real property collateral takes priority as of its recording and is effective according to its terms if the right to exercise the option is not dependent upon the occurrence of a default with respect to the security agreement and, where the real property which is the subject of the option is other than residential real property containing four or fewer units, shall not be deemed invalid or ineffective on the basis that the secured party has impaired the debtor's equity of redemption in violation of common law or California Civil Code Section 2889. Holder acknowledges that the conversion option given to Holder pursuant to Section 5.1 above is not dependent on the existence of an Event of Default. Holder has had an opportunity to review and consult with counsel of its choosing regarding California Civil Code Sections 2889 and 2906 and any published authorities thereunder, and assumes any attendant risks related to the conversion of all or any portion of this Note to Shares.

6

12.           Miscellaneous.

12.1       Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Note will inure to the benefit of and be binding upon the respective successors and assigns of the parties; provided, however that the no party may assign its obligations or rights, as applicable, under this Note without the written consent of the other parties. Nothing in this Note, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Note, except as expressly provided in this Note.

12.2       Governing Law. This Note will be governed by and construed under the laws of the United States of America, State of California, without reference to California’s principles of conflict of laws or choice of laws.

12.3       Counterparts. This Note may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

12.4       Notices. Any notice required or permitted under this Note shall be given in writing in accordance with Section 15.5 of the Purchase Agreement.

12.5       Headings; Interpretation. In this Note, (i) the meaning of defined terms will be equally applicable to both the singular and plural forms of the terms defined; (ii) the captions and headings are used only for convenience and are not to be considered in construing or interpreting this Note; and (iii) the words “including,” “includes” and “include” will be deemed to be followed by the words “without limitation”. All references in this Note to sections, paragraphs, exhibits and schedules will, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

12.6       Amendments and Waivers. Each party may specifically and expressly waive in writing any portion of this Note or any breach thereof, but no such waiver shall constitute a further or continuing waiver of any preceding or succeeding breach of the same or any other provisions. Any term of this Note may be amended only with the written consent of GH Brands, the Company and Holder. Any amendment effected in accordance with this Section 11.6 will be binding upon Holder, GH Brands, the Company, and any other person claiming a right under this Note.

12.7       Severability. If one or more provisions of this Note are held to be unenforceable under applicable law, such provision will be excluded from this Note and the balance of the Note will be interpreted as if such provision were so excluded and will be enforceable in accordance with its terms.

7

12.8       Entire Agreement. This Note, the Purchase Agreement, and Escrow Agreement, together with all exhibits and schedules hereto, constitute the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede, merge, and void any and all prior negotiations, correspondence, agreements, understandings duties or obligations between the parties with respect to such subject matter.

12.9       Exculpation of Holder. GH Brands and the Company agree that neither Holder nor the respective controlling persons, officers, directors, managers, partners, members, agents or employees of Holder will be liable for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with this Note and any Conversion Shares issued upon conversion thereof.

12.10     Loss of Note. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note and, in the case of any such loss, theft or destruction, receipt of an indemnity agreement reasonably satisfactory to the Company, provided that the Holder shall not be required to provide an indemnity bond or, in the case of mutilation, upon surrender and cancellation of this Note, the Company will execute and deliver in lieu thereof a new Note having the same terms as contained in the lost, stolen, destroyed or mutilated Note.

12.11      Confidentiality. The parties shall not disclose or make public any information whatsoever concerning the Loan Documents, all of which shall be strictly confidential save where disclosure is required to enforce this Agreement or if required by law or by a regulatory or tax authority having jurisdiction over the transaction contemplated by this Note; provided that the parties may disclose as necessary to such parties’ affiliates and advisors on a need-to-know basis.

[Signature page follows.]

8

REDACTED VERSION

IN WITNESS WHEREOF, the undersigned has caused this Note to be issued as of the date first written above.

COMPANY:		HOLDER:

GH CAMARILLO LLC,		CEFF Camarillo Property, LLC,
a Delaware limited liability company		a Delaware limited liability company]

By:		By:	EqCEF I, LLC, its manager
Name:	Kyle D. Kazan
Title:	Authorized Signatory
By:
EIN:			Name:	R. Thomas Amis
			Title:	Principal

GH Brands hereby executes this Note for the purpose of being bound by the provisions of Sections 5 and 6.5 of this Note:

GH BRANDS:

GLASS HOUSE BRANDS INC., a British Columbia corporation

By:
Name:	Kyle D. Kazan
Title:	Chairman and Chief Executive Officer

Address:
3645 Long Beach Boulevard
Long Beach, CA 90807
Email: [Redaction]

Signature Page to Convertible Promissory Note

Exhibit B

Form of Escrow Agreement

(attached)

Redacted Version

POST-CLOSING ESCROW AGREEMENT

THIS POST-CLOSING ESCROW AGREEMENT (“this Agreement”) is made effective as of ________________, 2021 (“Closing Date”), by and among CEFF Camarillo Property, LLC, a Delaware limited liability company ("CEFF Camarillo Propco"), CEFF Camarillo Holdings, LLC, a Delaware limited liability company ("CEFF Parent" and, together with CEFF Camarillo Propco, "Seller"), and GH CAMARILLO LLC, a Delaware limited liability company ("Purchaser"), and [Redaction] (“Escrow Agent”).

RECITALS

A.            Seller and Purchaser are parties to that certain Agreement to Sell and Acquire Real Estate and Joint Escrow Instructions made effective as of March 29, 2021, as amended by a First Amendment to Agreement to Sell and Acquire Real Estate and Joint Escrow Instructions made effective as of July 22, 2021, and by a Second Amendment to Agreement to Sell and Acquire Real Estate and Joint Escrow Instructions made effective as of July 30, 2021 (as so amended and as may be further amended, the “Purchase Agreement”), pursuant to which Purchaser has agreed to purchase from Seller, and Seller has agreed to sell to Purchaser, the Property.

B.             Section 5.1 of the Purchase Agreement provides that a portion of the Purchase Price shall be paid by the Purchaser in the form of Purchaser’s execution and delivery of the Promissory Note and, at Purchaser’s election, this Agreement (it being the intent of the Seller and Purchaser that the funds contemplated to be deposited by Purchaser with Escrow Agent pursuant to the terms set forth below are to be held by Escrow Agent in order to secure Purchaser’s obligations under the Promissory Note).

NOW, THEREFORE, in consideration of the covenants, conditions, and agreements set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1.             Recitals; Capitalized Terms. The foregoing recitals are hereby made a part of this Agreement. Unless otherwise defined herein, all initially capitalized terms set forth herein shall have the meaning ascribed to such terms in the Purchase Agreement.

2.             Appointment of Escrow Agent. Purchaser and Seller hereby appoint and designate Peninsula Escrow, Inc. to serve as Escrow Agent pursuant to the terms and conditions hereof, and Escrow Agent hereby accepts such appointment and agrees to be bound by the terms and conditions of this Agreement.

3.              Holdback Funds. No later than the Closing, Purchaser shall deposit with Escrow Agent, by wire transfer of immediately available federal funds, an amount equal to [_______________ Dollars ($__________)] (the “Holdback Funds”). The Escrow Agent shall hold the Holdback Funds in escrow in accordance with the terms and conditions of this Agreement.

4.             Investment of Holdback Funds. Unless otherwise jointly directed by Seller and Purchaser, the Escrow Agent shall invest and reinvest the Holdback Funds in direct obligations of the federal government, or any agency or instrumentality thereof, that are backed by the full faith and credit of the federal government, repurchase agreements or money market funds collateralized by obligations of the federal government, or certificates of deposit that are fully insured by the Federal Deposit Insurance Corporation, all of which shall have maturity dates of thirty (30) days or less. All interest accumulated on and proceeds from the Holdback Funds (collectively, “Holdback Interest”) shall belong to Purchaser and shall not become part of the Holdback Funds available for disbursement to Seller, and shall be held by Escrow Agent until the Holdback Funds are disbursed in accordance with the terms of this Agreement.

1

Redacted Version

5. Release of Holdback Funds and Holdback Interest from Escrow. The Escrow Agent shall not release or disburse all or any part of the Holdback Funds or Holdback Interest except upon the following terms and conditions:

(a)           On the Maturity Date (as defined in the Promissory Note), Seller shall give written notice to Purchaser and Escrow Agent (the “Notice”), which Notice shall (i) certify whether or not Seller has delivered, in accordance with the Promissory Note, one or more Conversion Election Notices (as defined in the Promissory Note), (ii) be accompanied by true and correct copies of all such Conversion Election Notices to the extent Seller has so delivered any such Conversion Election Notice, and (iii) contain a true and correct calculation of the Outstanding Amount (as defined in the Promissory Note) that has not been converted into Shares (as defined in the Promissory Note) (such unconverted Outstanding Amount is the “Unconverted Outstanding Amount”). Upon Seller’s delivery of a Notice that complies with the foregoing provisions of this paragraph, the Unconverted Outstanding Amount indicated in such Notice shall be deemed to constitute the dollar amount of the Holdback Funds to which Seller is entitled to receive in full payment and satisfaction of the Promissory Note, and Escrow Agent is hereby instructed to disburse, and shall promptly disburse, to Seller Holdback Funds in an amount equal to the Unconverted Outstanding Amount. Upon Seller’s receipt of such Holdback Funds, the Promissory Note shall be deemed fully paid and satisfied.

(b)            In the absence of a Notice delivered by Seller in accordance with the foregoing provisions of subparagraph (a) above (or if Seller and Purchaser are in disagreement on the amount of the Unconverted Outstanding Amount), Escrow Agent shall continue to hold the Holdback Funds in escrow until Escrow Agent receives (i) jointly signed instructions from Seller and Purchaser with respect to the disbursement of Holdback Funds (“Joint Instructions”), or (ii) a final non-appealable judgment from a court of competent jurisdiction, or (iii) a final order or notice of settlement. Thereupon, Escrow Agent shall promptly disburse the Holdback Funds in accordance with the foregoing clauses (i), (ii) and (iii), as applicable. Notwithstanding the foregoing provisions of this subparagraph (b), if Seller and Purchaser are in disagreement on the amount of the Unconverted Outstanding Amount, but a portion of the Holdback Funds that would be disbursable to Seller in respect of any Unconverted Outstanding Amount is not in dispute (such portion is the “Undisputed Portion”), then Purchaser shall, with Seller, promptly execute and deliver Joint Instructions which provide for the prompt disbursement to Seller of Holdback Funds in an amount equal to the Undisputed Portion.

(c)            Notwithstanding the foregoing provisions of this Agreement, in the event that Seller delivers any Notice to Escrow Agent pursuant to subparagraph (a) above, then Escrow Agent is hereby instructed to disburse, and shall promptly disburse, to Purchaser (i) all Holdback Funds that are in excess of the Unconverted Outstanding Amount indicated in such Notice, and (ii) all Holdback Interest.

2

Redacted Version

Upon the delivery of all of the Holdback Funds and Holdback Interest in accordance with the terms hereof, the duties of the Escrow Agent with respect to the Holdback Funds and Holdback Interest shall thereupon cease, and this Agreement shall terminate.

6.            Compensation. Escrow Agent shall perform its duties and obligations under this Agreement without compensation but as an accommodation to Seller and Purchaser. Purchaser and Seller each shall be responsible for fifty percent (50%) of all out-of-pocket fees and expenses of Escrow Agent.

7.	Duties and Standard of Care for Escrow Agent.

7.1           Liability of Escrow Agent. In performing any of its duties hereunder, Escrow Agent shall not incur any liability to anyone for any damages, losses, or expenses, except for its negligence, willful default or breach of trust, and it shall accordingly not incur any such liability with respect to (i) any action taken or omitted in good faith upon advice of its legal counsel given with respect to any questions relating to the duties and responsibilities of Escrow Agent under this Agreement, or (ii) any action taken or omitted in reliance upon any instrument, including any written notice or instruction provided for in this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and accuracy of any information contained therein, which Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by a proper person or persons, and to conform with the provisions of this Agreement.

7.2            Resignation or Replacement of Escrow Agent. Escrow Agent may resign from its duties hereunder at any time on at least fifteen (15) days’ prior written notice to Purchaser and Seller specifying a date on which its resignation is to take effect. On receipt of such notice, Purchaser and Seller shall appoint a successor escrow agent, such successor escrow agent to become the “Escrow Agent” when the resignation of the former Escrow Agent becomes effective. If Purchaser and Seller are unable to agree on a successor escrow agent within ten (10) days after receipt of such notice, Escrow Agent shall appoint its own successor. Escrow Agent shall continue to serve until its successor accepts its appointment and receives the Holdback Funds and Holdback Interest. Purchaser and Seller have the right, at any time, by agreement, to substitute a new escrow agent by giving five (5) days’ notice thereof to Escrow Agent then acting and paying for its fees and expenses until the date of its replacement in accordance with Section 6 above.

7.3           Authorization to Interplead. Purchaser and Seller hereby authorize Escrow Agent, if Escrow Agent is threatened with litigation or sued, or in the event of any disagreement between any of the parties to this Agreement, or between them and any other entity or person, that results in adverse claims or demands being made against the Holdback Funds or Holdback Interest, or if Escrow Agent in good faith is in doubt as to what action it is permitted to take hereunder, to interplead all interested parties with a federal or district court in the State of California or, if such courts do not have jurisdiction as to the parties or matters involved, then such court as Escrow Agent shall determine to have jurisdiction thereof, and to deposit the Holdback Funds and Holdback Interest with the clerk of that court. The written non-appealable decision of the court shall be binding, final and conclusive on the parties.

3

Redacted Version

7.4            Compliance. The parties hereto agree, and the Escrow Agent is hereby expressly authorized, to comply with and obey any orders of any court of competent jurisdiction, and any final, non-appealable judgments and decrees of any such court, and Escrow Agent shall not be liable to any of the parties hereto or to any other person by reason of such compliance.

8.	Miscellaneous.

8.1            Waiver. A waiver of any of the provisions of this Agreement shall not constitute and shall not be deemed a waiver of any other provision of this Agreement, whether or not similar, nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in writing. Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, representation, warranty, covenant, agreement, or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver.

8.2            Notices. Any notice, demand, consent, approval, request, or other communication or document to be provided hereunder to a party hereto shall be in writing, and shall be delivered and deemed effective in accordance with the provisions of Section 15.5 of the Purchase Agreement; provided, however, that the notice address for Escrow Agent shall be as follows: [Redaction].

8.3            Entire Agreement; Amendment. This Agreement and the Promissory Note constitute the entire agreement among the parties pertaining to the subject matter of this Agreement and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions of or among the parties hereto, whether oral or written. No amendment, supplement, modification, or termination of this Agreement shall be binding unless executed in writing by all parties hereto.

8.4            Headings. The headings in this Agreement are for reference purposes and shall not affect the meaning or interpretation of this Agreement.

8.5           Applicable Law; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to principles of conflict of laws. Any suit involving any dispute or matter arising under this Agreement may only be brought in any federal or district court in the State of California. Each of the parties hereto consents to the exercise of personal jurisdiction by such court with respect to all such proceedings and waives any objection to venue laid therein.

8.6           Attorneys’ Fees. If any party hereto brings any suit or other proceeding, including an arbitration proceeding, with respect to the subject matter or the enforcement of this Agreement, the prevailing party (as determined by the court, agency, arbitrator or other authority before which such suit or proceeding is commenced), in addition to such other relief as may be awarded, shall be entitled to recover reasonable attorneys' fees, expenses and costs actually incurred. The foregoing includes attorneys' fees, expenses and costs of investigation (including those incurred in appellate proceedings), costs incurred in establishing the right to indemnification, or in any action or participation in, or in connection with, any case or proceeding under Chapter 7, 11 or 13 of the Bankruptcy Code (11 United States Code Sections 101 et seq.), or any successor statutes.

4

Redacted Version

8.7          Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

8.8           No Third Party Beneficiaries. Nothing contained in this Agreement shall be deemed to confer any rights or benefits on any third parties.

8.9          Severability. If any term or provision of this Agreement or the application thereof to any entity or person or circumstances is or to any extent shall become invalid or unenforceable, the remainder of this Agreement or the application of such term or provision to entities, persons, or circumstances other than those held invalid or unenforceable under the laws now or hereafter in effect in the jurisdiction governing this Agreement, shall not be affected thereby, and each term and provision shall be held valid and enforceable to the greatest possible extent.

8.10           Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed by exchange of PDF or facsimile signatures.

8.11         Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

The signature page follows this page.

5

Redacted Version

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the Closing Date.

Seller:

CEFF Camarillo Property, LLC,
a Delaware limited liability company

By:	EqCEF I, LLC,
its manager

By:
Name: R. Thomas Amis
Title: Principal

CEFF Camarillo Holdings, LLC,
a Delaware limited liability company

By:	EqCEF I, LLC,
its manager

By:
Name: R. Thomas Amis
Title: Principal

Purchaser:

GH CAMARILLO LLC,
a Delaware limited liability company

By:
Name: Kyle D. Kazan
Title: Authorized Signatory

Escrow Agent:

[Redaction]

By:
Name:
Title:

6

Exhibit C

Form of Seller Deed of Trust

(attached)

RECORDING REQUESTED BY

AND WHEN RECORDED MAIL TO:

GH CAMARILLO LLC

3645 Long Beach Boulevard

Long Beach, California 90807

Attn: Kyle D. Kazan

SPACE ABOVE THIS LINE FOR RECORDER’S USE

DEED OF TRUST, SECURITY AGREEMENT, CROP FILING AND FIXTURE FILING
WITH ASSIGNMENT OF RENTS AND PROCEEDS, LEASES AND AGREEMENTS

THIS DEED OF TRUST, SECURITY AGREEMENT, CROP FILING AND FIXTURE FILING WITH ASSIGNMENT OF RENTS AND PROCEEDS, LEASES AND AGREEMENTS (this “Deed of Trust”) is made as of [_____________, 2021] by GH CAMARILLO LLC, a Delaware limited liability company, as trustor (“Trustor”), having a mailing address at 3645 Long Beach Boulevard, Long Beach, California 90807, [Redaction], as trustee (“Trustee”), having offices at [Redaction], for the benefit of [CEFF CAMARILLO PROPERTY, LLC, a Delaware limited liability company], as beneficiary (the “Lender”), and the successors and assigns of the Lender. The Lender has offices located at 411 NW Park Ave., Suite 401, Portland, Oregon 97209.

WITNESSETH:

TRUSTOR HEREBY IRREVOCABLY GRANTS, TRANSFERS AND ASSIGNS TO TRUSTEE, IN TRUST, WITH POWER OF SALE, for the benefit of Beneficiary, all of Trustor’s right, title and interest now owned or hereafter acquired in and to the following property, together with the Personalty (as hereinafter defined), all of which is hereinafter collectively defined as the “Property”: (i) that certain land located in the County of Ventura, California as more particularly described on Exhibit A attached hereto and incorporated herein by this reference (the “Land”), and all appurtenances, easements, rights and privileges thereof, including all minerals, oil, gas and other hydrocarbon substances thereon or therein, air rights, water, and Water Rights (as hereinafter defined, whether riparian, appropriative, or pursuant to state or federal entitlements or allotments, or otherwise and whether or not appurtenant) in or hereafter relating to or used in connection with the Land, and all land use, licenses, permits, entitlements, regulatory approvals and development rights, and any land lying in the streets, roads or avenues adjoining the Land or any part thereof; (ii) all Improvements (as hereinafter defined); (iii) all Fixtures (as hereinafter defined), whether now or hereafter installed, being hereby declared to be for all purposes of this Deed of Trust a part of the Land; (iv) all Easement Agreements (as hereinafter defined), all Approvals and Entitlements (as hereinafter defined), and all rights of ingress, egress, reciprocal agreements and other appurtenances relating to the Land; and (v) the Rents and Proceeds (as hereinafter defined), whether by sale or otherwise; FOR THE PURPOSE OF SECURING, in such order of priority as Beneficiary may determine, payment (with interest as provided) and performance by Trustor of the Obligations (as hereinafter defined).

1

ARTICLE 1

DEFINITIONS

1.1          Certain Defined Terms: As used in this Deed of Trust the following terms shall have the following meanings:

1.2          Agreements: Any and all agreements, contracts, supply contracts, crop contracts, reports, surveys, maintenance agreements, water delivery, drainage, storage or sharing agreements or rights, water agreements, purchase contracts, and governmental approvals whatsoever, in each case pertaining to the operation of the Property, as the same may be amended or otherwise modified from time to time.

1.3          Approvals and Entitlements: Any and all land use approvals/applications, zoning variances, general plan amendments, permits, maps, tentative maps, subdivisions, parcel maps, and/or other approvals, consents, entitlements and/or similar related matters.

1.4	Beneficiary: The Lender and its successors and assigns.

1.5	Collateral: As defined in Paragraph 7.1 hereof.

1.6	Costs: As defined in Paragraph 9.17 hereof.

1.7          Easement Agreements: Any and all ingress or egress easements or agreements, water agreements, reciprocal easements or other appurtenances, easements or real property rights or interests relating to the Land, whether now owned or hereafter acquired.

1.8	Event of Default: As defined in Paragraph 6.1 hereof.

1.9          Fixtures: Any and all property affixed to the Land and/or located upon or within the Improvements which are so related to the Land that an interest in such property arises under applicable real estate or real property law.

1.10        Hazardous Materials: Any (i) oil, petroleum products, flammable substances, explosives, radioactive materials, hazardous wastes or substances, toxic wastes or substances or any other wastes, materials or pollutants which (x) pose a hazard to the Property or to persons on or about the Property or (y) cause the Property to be in violation of any Hazardous Materials Laws; (ii) asbestos in any form, urea formaldehyde foam insulation, transformers or other equipment which contain dielectric fluid containing levels of polychlorinated byphenyls, or radon gas; (iii) chemical, material or substance defined as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “extremely hazardous waste”, “restricted hazardous waste”, or “toxic substances” or words of similar import under any Hazardous Materials; and/or (iv) other chemical, material or substance, exposure to which is prohibited, limited or regulated by any governmental authority or may or could pose a hazard to the health and safety of the occupants of the Property or the owners and/or occupants of property adjacent to or surrounding the Property, or any other Person coming upon the Property or adjacent property.

1.11        Hazardous Materials Claims: Any and all enforcement, cleanup, removal, remedial or other governmental or regulatory actions, agreements or orders threatened, instituted or completed pursuant to any Hazardous Materials Laws, together with any and all claims made or threatened by any third party against Trustor, Beneficiary or the Property relating to any Hazardous Materials.

1.12        Hazardous Materials Laws: Any federal, state or local laws, ordinances, regulations or policies relating to the environment, health and safety, and/or Hazardous Materials (including, without limitation, the use, handling, transportation, production, disposal, discharge or storage thereof) or to industrial hygiene or the environmental conditions on, under or about the Property, including, without limitation, soil, groundwater and indoor and ambient air conditions.

1.13        Impositions: All liens, charges, assessments, and taxes affecting the Property, including, without limitation, any and all real estate and personal property taxes and assessments, and any and all water charges and/or assessments.

2

1.14        Improvements: All (i) building improvements (“Buildings”), storage facilities and fixtures now or hereafter located on the Land, including, without limitation, approximately five (5) million square feet of existing greenhouse structures and packing facilities, (ii) irrigation, drainage, electrical, utility, water, irrigation and frost protection improvements and equipment located on or used in connection with the Land, (iii) enclosures of the Land or any part thereof, including, without limitation, fences, gates, shuts, posts, and poles, and (iv) all immature and mature plants, trees, vines and other plantings now or hereafter growing on the Land and belonging to Trustor, together with all trellises, wires, endposts, and stakes relating thereto.

1.15        Indebtedness: The indebtedness evidenced by the Note and all other amounts due from Trustor to Beneficiary evidenced or secured by the Loan Documents, plus interest on all such amounts as provided in the Loan Documents.

1.16        Laws and Restrictions: All laws, regulations, orders, codes, ordinances, rules, statutes, title encumbrances, permits and approvals, leases and other agreements, relating to the development, occupancy, ownership, management, use, and/or operation of the Property or otherwise affecting the Property or Trustor.

1.17        Leases: Any and all leasehold interests, including subleases and tenancies following attornment, now or hereafter affecting or covering all or any part of the Property.

1.18        Loan: The loan from the Lender to Trustor in the original principal amount of [______________________________Dollars (US$_________________)], as evidenced by the Loan Documents.

1.19	Loan Documents: The Note and this Deed of Trust.

1.20        Material Adverse Change: Any material and adverse change in (i) the financial condition of Trustor, or (ii) the condition or operation of the Property.

1.21       Note: The Convertible Promissory Note Secured by Deed of Trust dated as of [________________, 2021], executed by Trustor, in favor of Lender, in an amount equal to the Loan.

1.22       Obligations: Any and all of the covenants, promises and other obligations (including payment of the Indebtedness) made or owing by Trustor to Beneficiary or any Lender as provided in the Loan Documents.

1.23        Permitted Exceptions: All of those title exceptions set forth in Schedule B, Part I of the title insurance policy issued in favor of Beneficiary that insures the priority of this Deed of Trust.

1.24        Person: Any natural person, corporation, firm, association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

1.25        Personalty: All personal property now or hereafter located in, upon or about or collected or used in connection with the Property and belonging to Trustor, together with all present and future attachments, accessions, replacements, substitutions and additions thereto or therefor, and the cash and noncash products and proceeds thereof, including, without limitation: all equipment, the Easement Agreements, the Agreements, the Approvals and Entitlements, all crops now or hereafter grown or growing on the Land belonging to Trustor, all crops and farm products now or hereafter generated by the Land whether growing or severed and belonging to Trustor, all contracts related to or pertaining to the Property and any and all guaranties thereof, all causes of action and recoveries now or hereafter existing for any loss or diminution in value of the Property, all insurance proceeds and condemnation awards in favor of Trustor, all other tangible and intangible property and rights relating to the Property or its operation, or to be used in connection with the Property, including, but not limited, to all general intangibles, all permits, licenses and other agreements, all trademarks, service marks, designs, logos, names or similar identifications pertaining to the Property or products generated by the Property or under which the Property may be known or operated or which are otherwise owned by Trustor, whether registered or unregistered, and all rights to carry on business under such names, and any related goodwill associated in any way with such trademarks, names or the Property, and all Water Rights appurtenant or relating to the Property.

3

1.26        Principal Party: The Trustor, any Person owning directly or indirectly 50% or more of the outstanding membership interests of Trustor, or any guarantor of Trustor’s obligations under the Loan Documents.

1.27	Property: As defined in the above granting paragraph of this Deed of Trust.

1.28        Purchase Agreement That certain Agreement to Sell and Acquire Real Estate and Joint Escrow Instructions made effective as of June 6, 2021, by and among Beneficiary, CEFF Camarillo Holdings, LLC, a Delaware limited liability company, and the Trustor, as amended by a First Amendment to Agreement to Sell and Acquire Real Estate and Joint Escrow Instructions made effective as of July 22, 2021, and a Second Amendment to Agreement to Sell and Acquire Real Estate and Joint Escrow Instructions made effective as of July 30, 2021.

1.29	Receiver: Any trustee, receiver, custodian, fiscal agent, liquidator or similar officer.

1.30        Rents and Proceeds: All rents, royalties, revenues, security deposits, termination payments, issues, profits, proceeds (including, without limitation proceeds from the sale of all or any portion of the Property or interest therein or the products generated by or on the Property) and other income from the Property.

1.31        Transfer: The occurrence of (i) any sale, conveyance, assignment, transfer, alienation, mortgage, conveyance of security title, encumbrance or other disposition of the Property, of any kind, or any other transaction the result of which is, directly or indirectly, to divest any Trustor of any portion of its title to the Property, voluntarily or involuntarily, (ii) any amalgamation, merger, business combination, consolidation or dissolution involving, or the sale or transfer of all or substantially all of the assets of, a Principal Party, but specifically excluding any such transaction in which the Principal Party is the surviving or acquiring entity, (iii) the transfer (at one time or over any period of time) of any interest in, or ten percent (10%) or more of the shares of, membership interests in, or other direct or indirect beneficial interest in or of, a Principal Party, but specifically excluding any such transfer of any stock or securities of a Principal Party traded or quoted on a national securities exchange or national market system, (iv) the removal or resignation of the trustee of any Trustor which is a trust, (v) the conversion of any general partnership interest in any Trustor to a limited partnership interest, or (vi) a Water Transfer.

1.32        Water Rights: All water (including any water inventory in storage), water rights and entitlements, other rights to water and other rights to receive water or water rights of every kind or nature which are appurtenant or relate to the Property, or otherwise benefit the Property or Trustor, including, without limitation: (i) the groundwater on, under, pumped from or otherwise available to the Land, whether as a result of groundwater rights, contractual rights or otherwise; (ii) the right to remove and extract any such groundwater including any permits, rights or licenses granted by any governmental authority or agency and any rights granted or created by any easement, covenant, agreement or contract with any person or entity; (iii) any rights to which the Land is entitled with respect to surface water, whether such right is appropriative, riparian, prescriptive or otherwise and whether or not pursuant to permit or other governmental authorization, or the right to store any such water; (iv) any water, water right, water allocation, distribution right, delivery right, water storage right or other water-related entitlement appurtenant or otherwise applicable to the Land by virtue of the Land’s being situated within the boundaries of any district, agency or other governmental entity or within the boundaries of any private water company, mutual water company or other non-governmental entity; (v) any drainage rights appurtenant or otherwise applicable to the Land; (vi) all rights to transport, carry, allocate or otherwise deliver water or any of the foregoing rights from or to the Land by any means, wherever located; and (vii) any shares (or any rights under such shares) of any private water company, mutual water company, or other non-governmental entity pursuant to which Trustor or the Land may receive any of the rights referred to in subparagraphs (i) through (vi) above.

1.33         Water Transfer: Any transfer, assignment, sale, exchange, gift, encumbrance, pledge, hypothecation, alienation, grant of option to purchase, or other disposition of, directly, indirectly or in trust, voluntarily or involuntarily, by operation of law or otherwise (or the entry into a binding agreement to do any of the foregoing with respect to) all or any part of the Water Rights or any water on, under, about or available to the Land or any portion thereof.

4

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

Trustor hereby represents and warrants (and in the case of Paragraph 2.4 below, certifies under penalty of perjury) to Beneficiary and Trustee that as of the date of this Deed of Trust:

2.1           Authorization and Validity. Trustor (i) is duly organized, and validly existing under the laws of the State of Delaware and registered as a foreign limited liability company in the State of California, (ii) is the lawful owner of the Property and holds good and marketable title to the Property free and clear of all defects, liens, encumbrances, easements, exceptions and assessments, except the Permitted Exceptions, (iii) has the power and authority to grant the Property as provided in and by this Deed of Trust, to own and operate the Property, and to execute and deliver, and perform the Obligations, (iv) to the best of Trustor’s current actual knowledge, with no duty of investigation, the Property is in compliance with all Laws and Restrictions, except as provided in the Loan Documents, and (v) has authorized by all requisite action the execution, delivery and performance by Trustor of the Loan Documents and such execution, delivery and performance will not violate any Laws and Restrictions or any agreement or other instrument.

2.2           Statements, Information and Litigation. (i) All financial statements and other information given to Beneficiary with respect to the Property and/or Trustor are true, accurate, complete and correct and have been prepared in accordance with generally accepted accounting principles consistently applied, and (ii) there (a) has been no Material Adverse Change since the date of the most recent financial statement given to Beneficiary and (b) is not now pending against or affecting Trustor or the Property, nor to the best of Trustor’s knowledge is there threatened, any action, suit or proceeding that might result in a Material Adverse Change.

2.3           Additional Representations and Warranties. (i) The Property is used principally or primarily for commercial agricultural purposes, (ii) Trustor is not aware of any actual or pending assessments which could become a lien upon the Property, (iii) to Trustor’s current, actual knowledge with no duty of investigation, other than tenants under any Leases which have been disclosed to Beneficiary in writing, if any, there are no occupants or tenants that have or are entitled to possession of the Property or any part thereof, and (iv) no Principal Party is subject to any bankruptcy or other insolvency proceeding.

2.4           FIRPTA Certification. (i) Trustor’s Taxpayer Identification Number is as set forth in the Note; and the business mailing address is as set forth on page 1 hereof; (ii) Trustor is not a “foreign person” within the meaning of Sections 1445 and 7701 of the Internal Revenue Code of 1986, as amended (the “Code”); and (iii) Trustor understands that the information and certification contained in this Paragraph 2.4 may be disclosed to the Internal Revenue Service and that any false statement contained herein could be punished by fine, imprisonment or both. Trustor agrees (x) to provide Beneficiary with a new certification containing the provisions of this Paragraph 2.4 immediately upon any change in such information, and (y) upon any Transfer which is permitted by the terms of this Deed of Trust, to cause such transferee to execute and deliver to Beneficiary a certificate substantially in the form of this Paragraph 2.4.

2.5           Water Rights. Trustor will use all commercially reasonable efforts to cause the Property to have, and continue to have, the continuing, enforceable right to receive irrigation water from such sources, in such quantities, and at such times and locations as is reasonably satisfactory for the purposes of farming, without interruption and in such quantities, and at such times and locations as has been historically available to the Property, subject to any changes that are consistent with any development of the Property that is permitted under this Deed of Trust.

2.6           Executive Order 13224. Trustor and all persons or entities holding any legal or beneficial interest whatsoever in Trustor are not included in, owned by, controlled by, acting for or on behalf of, providing assistance, support, sponsorship, or services of any kind to, or otherwise associated with any of the persons or entities referred to or described in Executive Order 13224 - Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism, as amended. It shall constitute an Event of Default hereunder if the foregoing representation and warranty shall ever become false.

ARTICLE 3

AFFIRMATIVE COVENANTS

Trustor hereby covenants and agrees as follows:

3.1	Obligations of Trustor. Trustor will timely perform, or cause to be timely performed, all the Obligations.

3.2	Insurance.

(a)      Trustor, at its sole cost and expense, will keep and maintain (or cause to be kept and maintained) for the mutual benefit of Trustor and Beneficiary: (i) with respect to all Buildings and to the extent available at commercially reasonable rates, permanent plantings, insurance against loss or damage thereto by fire and other risks covered by insurance commonly known as the broad form of extended coverage, in an amount equal to one hundred percent (100%) of the then-current “full replacement cost” of such Buildings and plantings; (ii) crop insurance in amounts customarily maintained by similar operators, if available at commercially reasonable rates, (iii) Comprehensive General Liability insurance including broad form property damage, contractual liability and personal injury or death coverage in such amounts as may be customary for similar operators; and (iv) such other insurance, and in such amounts, as may from time to time be commercially reasonably required by Beneficiary.

(b)      All policies of insurance required by this Deed of Trust (i) shall be prepaid annually and otherwise satisfactory in form, substance, amount and deductible to Beneficiary and written with companies satisfactory to Beneficiary, (ii) shall name Beneficiary as an additional insured as its interest may appear and contain a Standard Beneficiary’s Loss Payable endorsement and other non-contributory standard mortgagee protection clauses acceptable to Beneficiary, and at Beneficiary’s option, a waiver of subrogation rights by the insurer, (iii) shall contain an agreement by the insurer that such policy shall not be amended or canceled without at least thirty (30) days’ prior written notice to Beneficiary, and (iv) shall contain such other provisions as Beneficiary deems reasonably necessary or desirable to protect its interests. All of Trustor’s right, title and interest in and to all policies of property insurance and any unearned premiums paid thereon are hereby assigned (to the fullest extent assignable) to Beneficiary who shall have the right, but not the obligation, to assign the same to any purchaser of the Property at any foreclosure sale. In no event shall Trustor have any right, title or interest in any insurance policies (or the proceeds thereof) procured by Beneficiary in connection with the Property or otherwise held by Beneficiary.

3.3          Maintenance, Waste and Repair. At its sole cost and expense, Trustor will (i) preserve, repair, replace and maintain (or cause to be preserved, repaired, replaced and maintained) the Property in a good and businesslike or farmerlike manner and condition, (ii) not destroy, remove, abandon, or materially diminish or alter the Improvements, except for replacement of dead or diseased plants or trees in the normal course of farming and caring for the Property with trees or plants of reasonably equivalent value prior to the end of the useful life thereof or consistent with any development of the Property permitted under this Deed of Trust, (iii) cultivate, produce and harvest crops on the Property employing the usual and normal standards and practices of husbandry customarily employed to produce similar crops in the general vicinity, (iv) not permit any waste of or to the Property, and (v) not (x) permit any portion of the Property to be used as a borrow pit, land fill or dump, (y) request or permit a change in tax status or in zoning or land use classification from its existing permitted uses, except as contemplated in connection with any development of the Property permitted under the Purchase Agreement or this Deed of Trust or (z) in any way diminish any of Trustor’s Water Rights (whether riparian, appropriative or otherwise and whether or not appurtenant).

3.4          Impositions/Law. Trustor will (i) pay when due all Impositions, (ii) deliver to Beneficiary, within seven (7) days after demand therefor, receipts showing the payment of any Impositions, and (iii) promptly and faithfully comply with all present and future Laws and Restrictions, subject to the provisions of the Note.

3.5          Books and Records and Other Information. In additional to any other financial statement disclosure requirements set forth in any of the Loan Documents, Trustor, without expense to Beneficiary, will maintain full and complete books of account and records reflecting the results of the operations of the Property in accordance with generally accepted accounting principles consistently applied or other sound financial accounting standards or practices, and will furnish or cause to be furnished to Beneficiary such financial information concerning the condition of Trustor and the Property as is required to be reported, filed or otherwise disclosed by Trustor’s publicly-traded corporate parent pursuant to applicable securities laws and stock exchange requirements.

3.6          Further Assurances/Additional Information. Trustor, at any time upon the reasonable request of Beneficiary, will at Trustor’s expense, execute, acknowledge and deliver all such additional papers and instruments (including, without limitation, a declaration of no setoff) and perform all such further acts as may be reasonably necessary to perform the Obligations and, as Beneficiary deems necessary, to preserve the priority of the lien of this Deed of Trust and to carry out the purposes of the Loan Documents. In addition, Trustor will furnish to Beneficiary within seven (7) days after written request therefor, any and all information that Beneficiary may reasonably request concerning the Property or the performance by Trustor of the Obligations.

3.7          Inspection of Property. Trustor hereby grants to Beneficiary, its agents, employees, consultants and contractors, the right to enter upon the Property for the purpose of making any and all inspections, reports, tests (including, without limitation, soils borings, ground water testing, inspection of wells, plants, greenhouses, or soils analysis), inquiries and reviews as Beneficiary (in its sole and absolute discretion) deems necessary to assess the then current condition of the Property, or for the purpose of performing any of the other acts Beneficiary is authorized to perform hereunder or under Paragraph 9.18 hereof. Trustor shall cooperate with Beneficiary to facilitate such entry and the accomplishment of such purposes. If requested in writing by Trustor, Beneficiary will provide reasonable and customary evidence of insurance in connection with any entry hereunder.

3.8          Contest. Notwithstanding the provisions of Paragraphs 3.4 and 3.5, Trustor may, at its expense, contest the validity or application of any Impositions or Laws and Restrictions by appropriate legal proceedings promptly initiated and diligently conducted in good faith, provided that (i) Beneficiary is reasonably satisfied that the priority of this Deed of Trust shall be maintained and neither the Property nor any part thereof or interest therein will be in danger of being sold, forfeited, or lost as a result of such contest, and (ii) Trustor shall have posted a bond or furnished such other security as may be reasonably required from time to time by Beneficiary.

3.9          Prepayment. Trustor may prepay the Loan only on the terms and conditions set forth in the Note.

3.10        Notice re Death or Incapacity. Trustor agrees to promptly notify Beneficiary in writing of the occurrence of the death or incapacity of any individual who constitutes a (i) Trustor, (ii) any guarantor of any Loan obligation, or (iii) general partner or managing member of any Trustor or any such guarantor.

3.11        Compliance With Anti-Terrorism Regulations. Neither Trustor nor any persons holding any legal or beneficial interest whatsoever in Trustor shall at any time during the term of the Loan be described in, covered by or specially designated pursuant to or be affiliated with any person described in, covered by or specially designated pursuant to Executive Order 13224, as amended, or any similar list issued by OFAC or any other department or agency of the United States of America. Notwithstanding the foregoing, Trustor hereby confirms that if it becomes aware or receives any notice of any violation of the foregoing covenant and agreement (an “OFAC Violation”), Trustor will immediately (i) give notice to Beneficiary of such OFAC Violation, and (ii) comply with all Laws applicable to such OFAC Violation, including, without limitation, Executive Order 13224; the International Emergency Economic Powers Act, 50 U.S.C. Sections 1701-06; the Iraqi Sanctions Act, Pub. L. 101-513, 104 Stat. 2047-55; the United Nations Participation Act, 22 U.S.C. Section 287c; the Antiterrorism and Effective Death Penalty Act, (enacting 8 U.S.C. Section 219, 18 U.S.C. Section 2332d, and 18 U.S.C. Section 2339b); the International Security and Development Cooperation Act, 22 U.S.C. Section 2349 aa-9; the Terrorism Sanctions Regulations, 31 C.F.R. Part 595; the Terrorism List Governments Sanctions Regulations, 31 C.F.R. Part 596; and the Foreign Terrorist Organizations Sanctions Regulations, 31 C.F.R. Part 597 (collectively, the “Anti-Terrorism Regulations”), and Trustor hereby authorizes and consents to Beneficiary’s taking any and all reasonable steps Beneficiary deems necessary, in its sole discretion, to comply with all Laws applicable to any such OFAC Violation, including the requirements of the Anti-Terrorism Regulations. Notwithstanding anything to the contrary in this Paragraph 3.11, Trustor shall not be deemed to be in violation of the covenants and agreements set forth in the first sentence of this Paragraph 3.11 if Trustor timely complies with all requirements imposed by the foregoing sentence and all requirements of the Anti-Terrorism Regulations and all other applicable Laws relating to such OFAC Violation.

ARTICLE 4

NEGATIVE COVENANTS

Trustor hereby covenants to and agrees as follows:

4.1          Prohibited Transfers. Trustor shall not participate in, and shall not cause, allow or otherwise permit, a Transfer without the prior written consent of Beneficiary, which consent may be given or withheld for any reason (or for no reason) or given conditionally, as determined by Beneficiary in its sole and absolute discretion, and any default, failure to observe, or breach of the provisions of this Paragraph 4.2 shall constitute an immediate Event of Default hereunder and, at the option of Beneficiary, Beneficiary may accelerate the Indebtedness whereby the entire Indebtedness shall become immediately due and payable. Any permitted transferee shall, as a condition of the effectiveness of any consent or waiver by Beneficiary hereunder, assume all of Trustor’s obligations under the Loan Documents and agree to be bound thereby. Such assumption shall not, however, release Trustor from any liability under the Loan Documents. This provision shall not apply to transfers of title or interest under any will or testament or applicable law of descent. Consent to any such Transfer by Beneficiary shall not be deemed a waiver of Beneficiary’s right to require such consent to any further or future Transfers.

ARTICLE 5

CASUALTIES AND CONDEMNATION

5.1          Insurance and Condemnation Proceeds.

(a)      Trustor shall notify Beneficiary in writing immediately upon the occurrence of any loss or damage by fire or other casualty to the Property or upon commencement of any proceedings for condemnation of any portion of the Property. Beneficiary shall be entitled to (i) participate in any such condemnation proceedings (and Beneficiary may be represented by counsel selected by Beneficiary and Trustor shall pay all fees and costs relating thereto) and Trustor from time to time will deliver to Beneficiary all instruments reasonably necessary to permit such participation, and (ii) settle and adjust all insurance claims relative to any such damage or destruction, deducting from any insurance proceeds the amount of all expenses incurred by Beneficiary in connection with any such settlement or adjustment. All proceeds paid to Trustor under any insurance policies or condemnation proceedings relating to the Property shall immediately be delivered to Beneficiary. All insurance proceeds and condemnation awards are hereby collaterally assigned to, and shall be directly paid to, Beneficiary.

(b)      The proceeds of any insurance policy and/or any condemnation awards received by Beneficiary shall, at the option of Beneficiary, either be applied to the prepayment of the Indebtedness or satisfaction of any Obligation or be paid over to Trustor for restoration of the Improvements. If Beneficiary elects to make such proceeds or awards available for repair or reconstruction, Beneficiary shall, through a disbursement procedure established by Beneficiary, make available to Trustor the net amount of all insurance proceeds or condemnation awards received by Beneficiary after deduction of Beneficiary’s reasonable costs and expenses, if any, in collection of the same.

(c)      Trustor hereby unconditionally and irrevocably waives all rights of a property owner under Section 1265.225(a) of the California Code of Civil Procedure or any successor statute providing for the allocation of condemnation proceeds between a property owner and a lien holder.

ARTICLE 6

EVENTS OF DEFAULT AND REMEDIES OF BENEFICIARY

6.1          Events of Default.

(a)       It shall constitute an “Event of Default” hereunder if any of the following events shall occur and Beneficiary, by written notice delivered to Trustor, declares an Event of Default: (i) Trustor shall fail to pay within ten (10) days after Beneficiary provides written notice that any part of the Indebtedness has not been paid when due, or fails to perform any other material obligation within the time specified as a cure period in any Loan Document; (ii) Trustor shall fail to timely observe, perform or discharge any Obligation, other than as described in Paragraphs 6.1(a)(i),(iii),(iv),(v),(vi), (vii), (viii) and (ix), and any such failure shall remain unremedied for thirty (30) calendar days or such lesser period as may be otherwise specified in the applicable Loan Document or agreement (the “Grace Period”) after notice to Trustor of the occurrence of such failure; provided, however, that Beneficiary may extend the Grace Period up to ninety (90) days if (x) Beneficiary determines in good faith that (1) such default cannot be cured within the Grace Period but can be cured within ninety (90) days, (2) no lien or security interest created by the Loan Documents shall be impaired prior to the completion of such cure, and (3) Beneficiary’s immediate exercise of any remedies provided hereunder or by law is not necessary for the protection or preservation of the Property or Beneficiary’s security interest therein, and (y) Trustor shall immediately commence and diligently pursue the cure of such default; (iii) Trustor shall assign all or any part or interest of the Rents and Proceeds to any person other than Beneficiary; (iv) default by Trustor after the expiration of all applicable grace or cure periods under any agreement to which Trustor is a party, other than the Loan Documents, which agreement relates to the borrowing of money by Trustor from any Person, and such default might give rise to a Material Adverse Change or adversely affect the security for the Loan; (v) any representation or warranty made by Trustor in, under or pursuant to the Loan Documents was false or misleading in any material respect as of the date on which such representation or warranty was made; (vi) any of the Loan Documents shall cease to be in full force and effect or be declared null and void, or shall cease to constitute valid and subsisting liens and/or valid and perfected security interests in and to the Property, or Trustor shall contest or deny in writing that it has any further liability or obligation under any of the Loan Documents; (vii) any default under Paragraph 9.19 hereof that remains uncured after the expiration of the Grace Period, provided that Beneficiary shall extend the Grace Period up to one hundred twenty (120) days if (v) Beneficiary determines in it reasonable discretion that (1) such default cannot be cured within the Grace Period but can be cured within one hundred twenty (120) days, (2) no lien or security interest created by the Loan Documents shall be impaired prior to the completion of such cure, and (3) Beneficiary’s immediate exercise of any remedies provided hereunder or by law is not necessary for the protection or preservation of the Property or Beneficiary’s security interest therein, and (w) Trustor shall immediately commence and diligently pursue the cure of such default; (viii) Trustor or any successor in interest is estopped or denied from receiving water for use upon any material portion of the Property for any reason, or if existing water permits or certificates or other water rights shall be revoked or suspended, and Beneficiary reasonably determines that such loss of interruption of the right to receive irrigation water, might result in a Material Adverse Change; and/or (ix) a Material Adverse Change shall have occurred.

(b)       It shall constitute an Event of Default hereunder without the requirement of any notice if any of the following events shall occur: (i) any Principal Party shall generally not pay its debts as they become due or shall admit in writing its general inability to pay its debts, or shall have made a general assignment for the benefit of creditors; (ii) any Principal Party shall commence any case, proceeding or other action seeking reorganization, arrangement, adjustment, liquidation, dissolution or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking to have an order for relief entered against it as debtor, or seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its property (collectively, a “Proceeding”); (iii) any Principal Party shall take any action to authorize any of the actions set forth above in clauses (i) or (ii); (iv) any Proceeding shall be commenced against any Principal Party, and such Proceeding (x) results in the entry of an order for relief against it which is not fully stayed within fifteen (15) business days after the entry thereof or (y) remains undismissed for a period of one hundred twenty (120) days; (v) failure to pay any insurance premiums relating to, failure to provide renewal certificates or renewal policies of insurance at least fifteen (15) days prior to expiry of, and/or the lapse or expiration of, any insurance policy or policies required to be obtained or maintained under the terms of the Loan Documents; or (vi) the occurrence of a Transfer without Beneficiary’s prior written consent.

6.2          Remedies.

(a)       Upon the occurrence of any Event of Default, Beneficiary may at any time declare all of the Indebtedness to be due and payable and the same shall thereupon become immediately due and payable, together with all payments due in accordance with the terms of the Note, without any further presentment, demand, protest or notice of any kind. Beneficiary may, in its sole discretion, exercise any and all rights and remedies hereunder, at law or in equity, including, without limitation, any or all of the following: (i) as a matter of strict right and without notice to Trustor or anyone claiming under Trustor, and without regard to the then value of the Property or the danger of loss, removal, or material injury to the Property, apply ex parte to any court having jurisdiction to appoint a Receiver to enter upon and take possession of the Property, and Trustor hereby waives notice of any application therefor, provided a hearing to confirm such appointment with notice to Trustor is set within the time required by law; (ii) commence an action to foreclose this Deed of Trust in any manner provided hereunder or by law; (iii) with respect to any Personalty, proceed as to both the real and personal property in accordance with Beneficiary’s rights and remedies in respect of the Land, or proceed to sell said Personalty separately and without regard to the Land in accordance with Beneficiary’s rights and remedies as to personal property; (iv) pursue any rights and remedies under Paragraph 9.19 hereof whether prior to, in connection with, or subsequent to any foreclosure proceedings hereunder; and/or (v) deliver to Trustee a written declaration of default and demand for sale, and proceed to nonjudicially foreclose the lien of this Deed of Trust pursuant to the power of sale contained herein in accordance with applicable law. Trustor hereby requests that a copy of any notice of default and of any notice of sale under this Deed of Trust be mailed to Trustor at the address of Trustor set forth in this Deed of Trust as required by applicable law.

(b)       If Trustor shall at any time fail to perform or comply with any of the terms, covenants and conditions required on Trustor’s part to be performed and complied with under any of the Loan Documents or any other agreement that, under the terms of this Deed of Trust, Trustor is required to perform, then Beneficiary may, in its sole discretion: (i) make any payments hereunder or thereunder payable by Trustor and take out, pay for and maintain any of the insurance policies provided for herein or therein; and/or (ii) after the expiration of any applicable grace period and subject to Trustor’s rights to contest certain obligations specifically granted hereby, perform any such other acts hereunder or thereunder on the part of Trustor to be performed and enter upon the Property for such purpose.

(c)       Should Beneficiary elect to foreclose by exercise of the power of sale herein contained, (i) any Person, including, without limitation, Trustor, Trustee or Beneficiary, may purchase at such sale and Trustor hereby covenants to warrant and defend the title of such purchaser or purchasers, (ii) Beneficiary may, in its sole discretion, cause the Property to be sold either as a whole, or in separate lots or parcels or items as Beneficiary shall determine, and in such order as Beneficiary may determine, and may designate the order in which the Property shall be offered for sale or sold through a single sale or through two or more successive sales, or in any other manner or order Beneficiary deems to be in its best interest, and Trustor shall have no right to direct the separate sale, and no right to direct the order of sale, of the Property or any portion thereof (and Trustor hereby waives its right, if any, to require that the Property or any portion thereof be sold as separate tracts or units in the event of foreclosure), (iii) if Beneficiary elects more than one sale or other disposition of the Property, (x) Beneficiary may at its option cause the same to be conducted simultaneously or successively, on the same day or at such different days or times and in such order as Beneficiary may deem to be in its best interests, and no such sale shall terminate or otherwise affect the lien of this Deed of Trust on any part of the Property not then sold until all Indebtedness secured hereby has been fully paid, and (y) Trustor shall pay the costs and expenses of each such sale of its interest in the Property and of any proceedings where the same may be made.

(d)      All rights under this Deed of Trust or any other Loan Document may be enforced by Beneficiary or Trustee without the possession of any instruments secured hereby and without the production thereof or of this Deed of Trust or the Note at any trial or other proceeding relative thereto. Trustor hereby requests that a copy of any notice of default and of any notice of sale under this Deed of Trust be mailed to Trustor at the address of Trustor set forth in this Deed of Trust as required by applicable law.

(e)      All remedies of Beneficiary provided for herein are cumulative and shall be in addition to any and all other rights and remedies provided in the other Loan Documents or by law, including any right of offset. The exercise of any right or remedy by Beneficiary hereunder shall not in any way constitute a cure or waiver of default hereunder or under the Loan Documents, or invalidate any act done pursuant to any notice of default, or prejudice Beneficiary in the exercise of any of its rights hereunder or under the Loan Documents.

ARTICLE 7

SECURITY AGREEMENT AND FIXTURE FILING

7.1         Grant of Security Interest. Trustor hereby grants to Beneficiary a security interest in and to all Trustor’s right, title and interest now owned or hereafter acquired in and to the Improvements, Personalty and the Fixtures and all of the products and proceeds thereof (collectively, the “Collateral”) to secure payment and performance of the Obligations.

7.2         Remedies. This Deed of Trust constitutes a security agreement with respect to the Collateral in which Beneficiary is hereby granted a security interest. In addition to the rights and remedies provided under this Deed of Trust, Beneficiary shall have all of the rights and remedies of a secured party under the California Uniform Commercial Code as well as all other rights and remedies available at law or in equity. Trustor, upon demand of Beneficiary shall assemble the Collateral and make it available to Beneficiary at the Property, a place which is hereby deemed to be reasonably convenient to Beneficiary and Trustor.

7.3          Fixture Filing/Crop Filing. This Deed of Trust covers certain goods which are or are to become fixtures related to the Land and constitutes a fixture filing with respect to such goods executed by Trustor as debtor in favor of Beneficiary as secured party. In addition, the Security Agreement set forth in this Deed of Trust covers all crops now or hereafter growing on the Land belonging to Trustor and all crops and farm products now or hereafter generated by the Land belonging to Trustor, including, all such crops and farm products now or hereafter harvested and/or severed from the Land belonging to Trustor, whether or not then stored on the Land, and all the products and proceeds thereof, and this Deed of Trust constitutes a financing statement with respect to such crops executed by Trustor as debtor in favor of Beneficiary as secured party.

7.4          Further Assurances. Trustor hereby agrees that, immediately upon Beneficiary’s demand, Trustor shall execute and deliver to Beneficiary (and cause any necessary third parties to execute and deliver to Beneficiary) all documents and filings (including, without limitation “control agreements”), and otherwise take all other actions as may be requested by Beneficiary, in order to maintain and provide to Beneficiary a first priority perfected security interest in the Personalty provided hereby and by the Loan Documents, and Trustor hereby agrees to pay all fees and costs associated therewith (including, without limitation, the reasonable fees and costs of Beneficiary’s outside counsel). Trustor expressly authorizes Beneficiary to file any and all UCC financing statements relating to the Loan and/or the Property.

ARTICLE 8

ASSIGNMENT OF RENTS, PROCEEDS, AND LEASES

8.1         Assignment of Rents and Proceeds and Leases. Trustor absolutely and unconditionally assigns and transfers to Beneficiary (i) the Leases and (ii) the Rents and Proceeds whether now due, past due or to become due, and gives to and confers upon Beneficiary any and all rights and claims of any kind that Trustor may have against lessees under the Leases and the right, power and authority to collect such Rents and Proceeds, and apply the same to the Indebtedness or the satisfaction of any Obligation. Trustor irrevocably appoints Beneficiary its agent to, at any time, demand, receive and enforce payment, to give receipts, releases and satisfactions, and to sue, either in the name of Trustor or in the name of Beneficiary, for all such Rents and Proceeds. Neither the foregoing assignment of Leases and Rents and Proceeds to Beneficiary or the exercise by Beneficiary of any of its rights or remedies under this Deed of Trust shall be deemed to make Beneficiary a “mortgagee-in-possession” or otherwise responsible or liable in any manner with respect to the Property or the use, occupancy, enjoyment or operation of all or any part thereof, unless and until Beneficiary, in person or by its own agent, assumes actual possession thereof, nor shall appointment of a Receiver for the Property by any court at the request of Beneficiary or by agreement with Trustor or the entering into possession of the Property by such Receiver be deemed to make Beneficiary a “mortgagee-in-possession” or otherwise responsible or liable in any manner with respect to the Property or the use, occupancy, enjoyment or operation thereof.

8.2          Revocable License. Notwithstanding anything to the contrary contained herein or in the Note, so long as no Event of Default shall have occurred and remains uncured, Trustor shall have a license to collect all Rents and Proceeds, and to first apply the same to the payment or performance of the Obligations as and when due. Upon the occurrence of an Event of Default, (i) Beneficiary shall have the right, on written notice to Trustor, to terminate and revoke the license herein granted to Trustor and shall have the right and authority then or thereafter to exercise and enforce any and all of its rights and remedies provided in this Article 8 or by law or at equity, and (ii) Trustor shall immediately forward and turn over to Beneficiary all Rents and Proceeds (including, without limitation, all security deposits and termination payments) then held or thereafter received by Trustor.

8.3          Affirmative Covenants re Leases and Agreements. Trustor shall observe, perform and discharge, all the obligations, terms, covenants, conditions and warranties of the Leases and Agreements, on the part of Trustor to be kept, and shall promptly notify Beneficiary of any default thereunder, and enforce or secure the performance of each and every obligation, term, covenant, condition and agreement of the Leases and Agreements to be performed by Lessees and obligors thereunder.

8.4          Negative Covenants re Leases and Agreements. Trustor shall not, without the prior written consent of Beneficiary, which consent will not be unreasonably withheld, conditioned or delayed: (i) lease any part of the Property or renew or extend any Leases; (ii) terminate, amend, modify or alter in any manner any Leases or Agreements, or waive, excuse, condone, discount, set-off, compromise, or in any manner release or discharge Lessees or obligors from any obligations, covenants, conditions and agreements by such Lessees or obligors to be kept under such Leases or Agreements, or accept or consent to any surrender of the Leases or Agreements, except on market terms, or after a default by the tenant thereunder in connection with the exercise of remedies; (iii) receive or collect any Rents and Proceeds for a period of more than six months in advance (whether in cash or by promissory note); (iv) further assign the Leases or Agreements or pledge, transfer, mortgage or otherwise encumber or assign future payments of Rents and Proceeds; (v) commence an action of ejectment or summary proceedings for dispossession of the Lessees under any Leases, except where the tenant under the relevant lease is in default; or (vi) consent to any modification of the express purposes for which the Property has been leased, or consent to any subletting of the Property or any part thereof, or to assignment of the Leases by Lessees thereunder or to any assignment or further subletting by any sublessees, except on market terms.

ARTICLE 9

MISCELLANEOUS

9.1          Successor Trustee. Beneficiary may remove Trustee or any successor trustee at any time or times and appoint a successor trustee by recording a written substitution in the county where the Property is located, or in any other manner permitted by law.

9.2          No Waiver. No failure by Beneficiary to insist upon strict, full and complete (i) payment when due of any portion of the Indebtedness or (ii) performance of any Obligation, nor failure to exercise any right or remedy hereunder, shall constitute a waiver of any such failure to pay or breach of any such Obligation, or of the later exercise of such right or remedy.

9.3          Notices. All notices or other written communications hereunder shall be deemed to have been properly given (i) upon delivery, if delivered in person or by electronic transmission with receipt acknowledged, (ii) one business day after having been deposited for overnight delivery with Federal Express or another comparable overnight courier service, or (iii) three business days after having been deposited in any post office or mail depository regularly maintained by the U.S. Postal Service and sent by registered or certified mail, postage prepaid, addressed to Beneficiary, Trustor and Trustee at the addresses set forth on page 1 hereof, or addressed as any such party may from time to time hereafter designate by written notice to the other parties.

9.4           Severability. If any provision hereof should be held unenforceable or void, that provision shall be deemed severable from the remaining provisions and in no way affect the validity of this Deed of Trust except that if such provision relates to the payment of any monetary sum, then Beneficiary may, at its option, declare the Indebtedness immediately due and payable.

9.5          Joinder of Foreclosure. Should Beneficiary hold any other or additional security for the performance of the Obligations, its sale or foreclosure, upon any default in such performance, in the sole discretion of Beneficiary, may be prior to, subsequent to, or joined or otherwise contemporaneous with any sale or foreclosure hereunder.

9.6           Governing Law. This Deed of Trust shall be governed by and construed in accordance with the laws of the United States of America, State of California without regard to principles of conflict of laws.

9.7           Subordination. At the option of Beneficiary, this Deed of Trust shall become subject and subordinate in whole or in part (but not with respect to priority of entitlement to any insurance proceeds, damages, awards, or compensation resulting from damage to the Property or condemnation or exercise of power of eminent domain), to any and all contracts of sale and/or any and all Leases upon the execution by Beneficiary and recording thereof in the Official Records of the county where the Land is located of a unilateral declaration to that effect.

9.8          Waiver of Statute of Limitations, Marshalling. Trustor hereby waives, to the full extent allowed by law, (i) the right to plead any statute of limitations as a defense to any obligation secured by this Deed of Trust, and (ii) the right to require marshalling of assets including, without limitation, any rights provided under California Civil Code Sections 2899 and 3433.

9.9           Entire Agreement. The Loan Documents set forth the entire understanding between Trustor and Beneficiary relative to the Loan and the same shall not be amended except by a written instrument duly executed by each of Trustor and Beneficiary.

9.10         Charges for Statements. Trustor agrees to pay Beneficiary’s charge, up to the maximum amount permitted by law, for any statement regarding the Obligations requested by Trustor or in its behalf.

9.11         Information Reporting Under IRC Section 6045(e). Any information returns or certifications that must be filed with the Internal Revenue Service and/or provided to other parties pursuant to Internal Revenue Code Section 6045(e) shall be prepared, filed by and sent to the appropriate parties by Trustor. To the extent permitted by law, Beneficiary shall have no responsibility to perform such services; provided however, that upon demand Trustor shall pay such fee to Beneficiary as Beneficiary may reasonably and lawfully request. Beneficiary shall, where requested by Trustor, promptly supply Trustor with all information pertaining to Beneficiary reasonably required by Trustor to prepare and file any such return or certification.

9.12         Destruction of Note. Trustor shall, if the Note is mutilated or destroyed by any cause whatsoever, or otherwise lost or stolen and regardless of whether due to the act or neglect of Beneficiary or Trustee, execute and deliver to Beneficiary in substitution therefor a duplicate promissory note containing the same terms and conditions as the Note, within ten (10) days after Beneficiary notifies Trustor of any such mutilation, destruction, loss or theft of the Note and confirms that it is a holder of the Note.

9.13         Heirs and Assigns. This Deed of Trust applies to, inures to the benefit of, and binds all parties hereto, their heirs, legatees, devisees, administrators, executors, successors and assigns.

9.14        Interpretation. When the identity of the parties or other circumstances make it appropriate, the masculine gender shall include the feminine and/or neuter, and the singular number shall include the plural. Specific enumeration of rights, powers and remedies of Trustee and Beneficiary and of acts which they may do and of acts Trustor must do or not do shall not exclude or limit the general. The headings of each Article and Paragraph are for convenience and do not limit or construe the contents of any provision hereof. The provisions of the Loan Documents shall be construed as a whole according to their common meaning, not strictly for or against any party and consistent with the provisions herein contained, in order to achieve the objectives and purposes of such documents. Each party and its counsel has reviewed and revised the Loan Documents and agree that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of such document. The use in the Loan Documents of the words “including”, “such as”, or words of similar import when following any general term, statement or matter shall not be construed to limit such statement, term or matter to the specific items or matters, whether or not language of non-limitation such as “without limitation” or “but not limited to”, or words of similar import are used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such statement, term or matter. The term “Trustor” shall be deemed to refer to each and every Trustor, both individually and collectively, when more than one Trustor exists, and to the original Trustor, and its or their successors and assigns (whether or not such assign assumed the Obligations hereunder); the term “Beneficiary” includes each of the persons and entities named herein or any future owner or holder, including pledgee and participants, of the Notes, or any other instrument secured hereby, or any participation therein; and the term “Trustee” includes the original Trustee and its successors and assigns. The references to the “Property” shall be deemed to refer to all or any portion of the Property and any interest therein. References to “foreclosure” and related phrases shall be deemed references to the appropriate procedure in connection with Trustee’s private power of sale as well as any judicial foreclosure proceeding or a conveyance in lieu of foreclosure.

9.15        Assignment/Information to Third Persons. If, at any time, Beneficiary desires to sell or transfer, or grant a participation interest in, all or any portion of, or any interest in the Loan Documents to any Person, Trustor shall furnish in a timely manner any and all financial information concerning the Property and Leases, and concerning Trustor’s financial condition, requested by Beneficiary or such person in connection with any such sale or transfer, provided that the parties receiving this information agree to keep all of such information that is not otherwise in the public domain, confidential. Beneficiary shall have the right, in its sole and absolute discretion, at any time during the term of this Loan to sell, assign, syndicate or otherwise transfer and/or dispose of all or any portion of its interest in the Loan Documents and this Deed of Trust and Trustor hereby permits and consents to Beneficiary's submission to its assignees of all financial data and all other information furnished by Trustor to Beneficiary.

9.16        Commingling of Funds. Any and all sums collected or retained by Beneficiary hereunder (including insurance and condemnation proceeds and any amounts paid by Trustor to Beneficiary under Paragraph 3.4 hereof), shall not be deemed to be held in trust, and Beneficiary may commingle such funds or proceeds with its general assets and shall not be liable for the payment of any interest or other return thereon, except to the extent otherwise required by law.

9.17        Partial Invalidity of Deed of Trust. In the event any one or more of the provisions of this Deed of Trust or the other Loan Documents are held to be invalid, illegal, unenforceable or avoidable in any respect, no other provision of this Deed of Trust, or of any such other of the Loan Documents, shall be affected thereby, and such other provisions shall remain binding and enforceable.

9.18        Costs and Fees of Trustor. All costs, fees and expenses (including those of Beneficiary’s outside legal counsel and consultants) (collectively, “Costs”) reasonably incurred by Beneficiary in making, servicing, owning, administering or collecting the Loan including, without limitation, Costs incurred by Beneficiary in connection with any inspections, reports, tests, inquiries and reviews, condemnation proceedings, endorsements to the title policy, actions or proceedings in which Beneficiary and/or Trustee may appear or be made a party (including foreclosure or other proceedings commenced by those claiming a right to any part of the Property or any action to partition all or part of the Property, whether or not pursuant to final judgment and exercise of the power of sale contained herein, whether or not the sale is actually consummated) and all sums expended by Trustee or Beneficiary in the exercise of any of their rights or remedies under this Deed of Trust shall be immediately due and payable by Trustor to Beneficiary upon demand, shall accrue interest at the Interest Rate from the date of expenditure until paid, and shall be added to the Indebtedness and be secured by the Loan Documents prior to any right, title or interest in or claim upon the Property attaching or accruing subsequent to the lien of this Deed of Trust.

9.19        Hazardous Materials.

(a)            Trustor hereby represents and warrants that other than agricultural pesticides and chemicals which are used in the ordinary course of Trustor’s business and which are stored and used in amounts, and applied in a manner, which comply with Hazardous Materials Laws and conform to commercial agricultural industry standards in the State of California, County of Ventura promulgated by the California Department of Food and Agriculture (“Approved Farm Materials”), and other than Pre-Existing Environmental Claims (as defined below), (i) to the best of Trustor’s current, actual knowledge, no Hazardous Materials exist on, under or about the Property; (ii) to the best of Trustor’s current, actual knowledge, the Property is not in violation of any Hazardous Materials Laws; (iii) there are no past, current or, to the best knowledge of Trustor after due investigation, threatened Hazardous Materials Claims; and (iv) to the best of Trustor’s current, actual knowledge, there are not now located on or under and, to the best knowledge of Trustor after due investigation, no storage tanks have ever been located on or under the Property. For purposes hereof, “Pre-Existing Environmental Conditions” means any Hazardous Materials or Hazardous Materials Claims or related conditions or circumstances (w) that are known to Beneficiary as of the date hereof, or (x) that have been disclosed to Beneficiary prior to or as of the date hereof, or (y) which exist as of the date hereof, or (z) which arise from the acts or omissions of Beneficiary during the time that Beneficiary or any of its affiliates owned the Property or any portion thereof.

(b)            Except for or with respect to Pre-Existing Environmental Conditions, Trustor shall (i) comply and cause all tenants and other Persons on or occupying the Property, to comply with all Hazardous Materials Laws; (ii) without limiting the generality of clause (i), not install, use, generate, manufacture, store, release or dispose of, nor permit the installation, use, generation, storage, release or disposal of Hazardous Materials on, under or about the Property, nor transport or permit the transportation of Hazardous Materials to or from the Property except for Approved Farm Materials; (iii) submit during the term of the Loan, if reasonably requested by Beneficiary, at Trustor’s expense, report(s), satisfactory to Beneficiary in its sole and absolute discretion, prepared by consultant(s) approved by Beneficiary, certifying that the then environmental conditions of the Property; (iv) immediately advise Beneficiary in writing of (x) any and all Hazardous Materials Claims, and/or (y) the presence of any Hazardous Materials on, under or about the Property other than Approved Farm Materials; (v) not install or allow to be installed any underground tanks on the Property; and (vi) not create or permit to continue in existence any lien (whether or not such lien has priority over the lien created by the Deed of Trust) upon the Property imposed pursuant to any Hazardous Materials Laws.

(c)            Except for or with respect to Pre-Existing Environmental Conditions, Trustor, at its sole cost and expense, shall promptly undertake any and all necessary remedial work (“Remedial Work”) in response to any Hazardous Materials Claims or the presence, storage, use, disposal, transportation, discharge or release of any Hazardous Materials on, under or about the Property; provided, however, that Trustor shall undertake such Remedial Work (i) in good faith so as to minimize any impairment to Beneficiary’s security under the Loan Documents, (ii) pursuant to a detailed written plan for the Remedial Work approved by any public or private agencies or persons with a legal or contractual right to such approval; and (iii) using contractors and professionals which are reasonably satisfactory to Beneficiary.

(d)            Trustor shall protect, defend, indemnify and hold Beneficiary, its shareholders, members, managers, directors, officers, employees and agents, and any successors to Beneficiary’s interest in the Property, and any other Person who acquires any portion of or interest in the Property at a foreclosure sale or otherwise through the exercise or sale of Beneficiary’s rights and remedies under the Loan Documents, and any successors to any such other Person, and all directors, officers, employees and agents of all of the aforementioned indemnified parties, harmless from and against any and all actual or potential claims, liabilities, damages, losses, fines, penalties, judgments, awards, costs and expenses (including, without limitation, reasonable attorneys’ fees and costs and expenses of investigation) which arise out of or relate in any way to any Hazardous Materials Claims or any use, handling, production, transportation, disposal, release or storage of any Hazardous Materials in, under or on the Property whether by Trustor or by any Tenant or any other Person, expressly excluding from Trustor’s indemnification and related obligations hereunder any Hazardous Materials Claims arising from the acts or omissions of Beneficiary during the time that beneficiary owned the Property and all other Pre-Existing Environmental Conditions, and including, without limitation and to the extent not covered by such express exclusions, (i) all foreseeable and all unforeseeable consequential damages directly or indirectly arising out of (x) Hazardous Materials Claims or the use, generation, storage, discharge or disposal of Hazardous Materials by Trustor, any prior owner or operator of the Property or any Person on or about the Property; (y) any residual contamination affecting any natural resource or the environment; and/or (z) any exercise by Beneficiary of any of its rights and remedies hereunder; and (ii) the costs of any required or necessary repair, cleanup, or detoxification of the Property and the preparation of any closure or other required plans. All such reasonable costs, damages, claims and expenses heretofore described and/or referred to in this Paragraph 9.19(d) are hereinafter referred to as “Expenses”. Trustor’s liability to the aforementioned indemnified parties shall arise upon the earlier to occur of (1) discovery of any Hazardous Materials on, under or about the Property, or (2) the institution of any Hazardous Materials Claims, and not upon the realization of loss or damage, and Trustor shall pay to Beneficiary from time to time, immediately upon Beneficiary’s request, an amount equal to such Expenses, as reasonably determined by Beneficiary. In addition, in the event any Hazardous Material is caused to be removed from the Property by Trustor, Beneficiary or any other Person, the number assigned by the Environmental Protection Agency to such Hazardous Material or any similar identification shall be solely in the name of Trustor and Trustor shall assume any and all liability for such removed Hazardous Material.

(e)             In the event that Trustor shall fail to timely comply with any of the provisions of this Paragraph 9.19, or in the event that any representation or warranty made in this Paragraph 9.19 proves to be materially false or misleading, then, in such event Beneficiary may, after the expiration of the earlier to occur of thirty (30) days or the cure period, if any, permitted under any applicable Hazardous Materials Laws, Beneficiary may (i) declare an Event of Default under the Loan Documents and exercise any and all remedies provided for therein, at law and/or in equity, (ii) do or cause to be done whatever is necessary to cause the Property to comply with all Hazardous Materials Laws and other applicable law, rule, regulation or order and the cost thereof shall constitute an Expense hereunder and shall become immediately due and payable without notice and with interest thereon at the Interest Rate until paid, and/or (iii) exercise any other right or remedy under this Paragraph 9.19, the Loan Documents, at law and/or in equity. Trustor shall give to Beneficiary and its agents and employees access to the Property for the purpose of effecting such compliance and hereby specifically grants to Beneficiary a license, effective upon expiration of the applicable cure period, if any, to do whatever is necessary to cause the Property to so comply, including, without limitation, to enter the Property and remove therefrom any Hazardous Materials. Without limiting the generality of the foregoing, Trustor agrees that Beneficiary will have the same right, power and authority to enter and inspect the Property as is granted to the secured lender under Section 2929.5 of the California Civil Code, and that Beneficiary will have the right to appoint a Receiver to enforce this right to enter and inspect the Property to the extent such authority is provided under California law, including, without limitation, the authority given to the secured lender under Section 564(c) of the California Code of Civil Procedure. Without limiting any of the remedies provided in the Loan Documents, Trustor acknowledges and agrees that the provisions of this Deed of Trust are environmental provisions, as that term is defined in Section 736(f)(2) of the California Code of Civil Procedure, made by the Trustor relating to the real property security, and that Trustor’s failure to comply with the terms of this Paragraph 9.19 is a breach of contract such that Beneficiary shall have the remedies provided under Section 736 of the California Code of Civil Procedure (“Section 736”) for the recovery of damages and for the enforcement thereof. Pursuant to Section 736, Beneficiary’s action for recovery of damages or enforcement of this Deed of Trust shall not constitute an action within the meaning of Section 726(a) of the California Code of Civil Procedure or constitute a money judgment for a deficiency or a deficiency or a deficiency judgment within the meaning of Sections 580a, 580b, or 726(b) of the California Code of Civil Procedure.

(f)             The obligations of Trustor under this Paragraph 9.19 and the terms hereof (together with any other rights, obligations or terms under the Loan Documents reasonably necessary to give effect to the provisions of this Paragraph 9.19) shall survive the repayment of the Obligations and any foreclosure, deed in lieu of foreclosure or similar proceedings by or through which Beneficiary or any of its successors or assigns or any other person bidding at a foreclosure sale may obtain title to the Property or any portion thereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Trustor has caused this Deed of Trust to be executed as of the day and year first above written.

TRUSTOR:

GH CAMARILLO LLC,
a Delaware limited liability company

By:

Name: Kyle D. Kazan
Title: Authorized Signatory

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA	)
) ss.
COUNTY OF LOS ANGELES	)

On _________________________, before me, ____________________________, a Notary Public, personally appeared ____________________________, who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature

[S E A L]

Notary Public

EXHIBIT A

All that certain real property located in the County of Ventura, State of California, more particularly described as follows:

[Redaction]